Filed pursuant to Rule 424(b)(4)
Registration Statement No. 333-116857
Registration Statement No. 333-117502

PROSPECTUS

1,265,000 Shares

Common Stock

        We are selling 1,265,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “DEAR.”

      On July 19, 2004, the last sale price of our common stock as reported by the Nasdaq National Market was $26.51 per share.

       You should consider the risks which we have described in the “Risk Factors” beginning on page 6 before buying shares of our common stock.

	Per Share	Total

Public offering price	$26.00	$32,890,000
Underwriting discount	$1.56	$1,973,400
Proceeds, before expenses to Dearborn Bancorp, Inc.	$24.44	$30,916,600

      This is a firm commitment underwriting. The underwriters may purchase up to an additional 189,750 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      These securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund or the Federal Deposit Insurance Corporation or any other governmental agency.

      The underwriters expect to deliver the shares on or about July 23, 2004.

Oppenheimer & Co.	Howe Barnes Investments, Inc.

The date of this prospectus is July 20, 2004

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. You should read the entire prospectus, our financial statements (including the related notes) and the other information that is incorporated by reference into this prospectus before making a decision to invest in our common stock. Unless otherwise noted, all share and per share amounts have been adjusted to reflect the issuance of stock dividends.

      Unless the text clearly suggests otherwise, references in this prospectus to “us,” “we,” “our,” or “the company” include Dearborn Bancorp, Inc. and its consolidated subsidiaries.

Dearborn Bancorp, Inc.

      We are a single bank holding company headquartered in Dearborn, Michigan and own Community Bank of Dearborn, our principal operating subsidiary. Our bank, which commenced business in February 1994, is a full service community bank and, together with its subsidiaries, is focused on serving small- to medium-sized businesses, professionals and households from eight offices located in Wayne, Macomb and Oakland Counties, Michigan. We provide a wide range of business and personal banking services, including checking and savings accounts, money market accounts, certificates of deposits, travelers’ checks, money orders, safe deposit boxes, and commercial, mortgage and consumer loans.

      We also operate several non-bank subsidiaries. In August 1997, we introduced Community Bank Insurance Agency, Inc., a wholly-owned subsidiary of our bank, which primarily functions as the sales agent for our own insurance policies and holds a minority interest in a title insurance company which allows us to offer title insurance to our customers. In May 2001, we formed Community Bank Mortgage, Inc., a wholly-owned subsidiary of our bank, to increase the profitability and efficiency of our bank’s mortgage loan function. In March 2002, we formed Community Bank Audit Services, Inc., a wholly-owned subsidiary of our bank, which provides internal audit and compliance consulting to other community banks. In December 2002, we formed a trust as a wholly-owned business trust subsidiary for the purpose of issuing cumulative trust preferred securities.

      As of March 31, 2004, we had assets of $464 million, loans of $421 million, deposits of $396 million and stockholders’ equity of $36 million. For the three month period ended March 31, 2004, our net income was $1.2 million and our diluted earnings per share were $0.34 per share.

      Our principal executive offices are located at 1360 Porter Street, Dearborn, Michigan 48124. Our telephone number is (313) 565-5700.

Financial Highlights

      Over the past five years we have experienced significant internal growth and have not made any acquisitions of banks, thrifts, branches, mortgage companies or other businesses. Since January 1, 1999, we have grown from three offices to eight offices. From December 31, 1999 to March 31, 2004, our assets, loans, deposits and earnings per share have grown rapidly while we have maintained strong asset quality and improved profitability:

•	Our total assets have grown from $153 million to $464 million.

•	Our total loans have grown from $85 million to $421 million.

•	Our total deposits have grown from $119 million to $396 million.

•	Our diluted earnings per share have increased from $0.17 for the year ended December 31, 1999 to $1.06 for the year ended December 31, 2003. Diluted earnings per share for the first quarter of 2004 were $0.34.

•	Our return on average equity was 10.80% for the year ended December 31, 2003, and 13.23%, on an annualized basis, for the first quarter of 2004.

•	Our ratios of non-performing assets to total assets and net charge-offs to average total loans were 0.42% and 0.08%, respectively as of December 31, 2003. As of March 31, 2004, our ratios of non-performing assets to total assets and net charge-offs to average total loans were 0.45% and (0.02%), respectively.

Business Strategy

      Growth Through Branch Expansion. Since commencing operations, our growth has been accomplished solely through internal growth. The internal growth has been aided by creating a network of eight offices. We expect to continue our historic pattern of expanding our footprint by adding offices in contiguous areas of our existing market and by filling gaps between our existing offices. We believe that the demographics and growth characteristics of our markets should also provide significant opportunities for us to grow our loan and deposit relationships at our existing offices.

      Emphasize Community Banking. We strive to maintain a strong commitment to community banking. Our goal is to attract small- to medium-sized businesses and individuals as customers who wish to conduct business with a local commercial bank that demonstrates an active interest in their business and personal affairs. We are becoming increasingly sophisticated in our ability to analyze our customer relationships, which increases our ability to recognize the opportunity to offer additional products and services that will expand the relationship. We believe our ability to deliver products and services in a highly personalized manner helps differentiate us from larger, regional banks operating in our market areas.

      Hire Experienced, Local Bankers. Our strategy has revolved around the hiring of experienced, local banking professionals and relationship managers to run our offices, call on customers and originate loans and deposits. We encourage our employees to be active in community affairs and business, trade and service organizations. Our senior loan officers have an average of over 20 years of experience in the financial services industry and have operated in our market area through a wide range of economic cycles and lending market conditions. We believe that the recruitment of banking professionals with significant experience in, and knowledge of, our markets facilitates our growth and partially mitigates the credit risk associated with our rapidly growing loan portfolio.

      Capitalize on Consolidation in Our Market. Several of the financial institutions within our market area have either been acquired by, or merged with, larger or out-of-state financial institutions. In some cases, when these consolidations occurred, the ensuing employee and customer disruptions created opportunities for us to attract experienced personnel and establish relationships with customers wishing to conduct business with a locally-managed institution with strong ties to the community. We have positioned ourselves to capitalize on any business opportunities that may result from customer dislocation associated with these and future consolidations.

      Focus on Commercial Real Estate Lending. While we offer a full range of consumer and commercial loan products, our primary lending focus will continue to be providing local businesses with loans secured by owner-occupied real estate. Typically, we seek commercial real estate lending relationships with customers borrowing from $500,000 to $4 million. Although our legal lending limit was approximately $10 million as of March 31, 2004, our Board of Directors has set our current in-house lending limit at $4 million. Our in-house limit accommodates the vast majority of lending opportunities we encounter. If local businesses have credit needs beyond the scope of our in-house lending capacity, we may participate out a portion of the credit with other financial institutions in order to accommodate our customers’ needs. As of March 31, 2004, commercial real estate loans comprised 53% of our loan portfolio, and we had no relationships borrowing more than $4 million from our bank.

Market Area

      Our current market area includes Wayne, Macomb and Oakland Counties, which are all located in southeastern Michigan. We currently have offices in the following communities: Auburn Hills, Canton Township, Clinton Township, Dearborn, Dearborn Heights, Plymouth Township and Southgate, Michigan. Our market area has a diverse economy based primarily on manufacturing, retail and service businesses.

According to 2000 U.S. Census Data, the populations of Wayne (excluding the City of Detroit), Macomb and Oakland Counties were 1,109,892, 788,149 and 1,194,156, respectively, while median household incomes for such counties were $50,848, $52,102 and $61,907, respectively.

      Our market area represents a significant banking market in the State of Michigan. According to the Federal Deposit Insurance Corporation, total deposits in Wayne (excluding the City of Detroit), Macomb and Oakland Counties, including those of banks and thrifts, were approximately $60.2 billion as of June 30, 2003 which accounted for approximately 44% of the total deposit market share in the State of Michigan and has increased over 33% from $45.1 billion in deposits as of June 30, 1999.

The Offering

Common stock offered	1,265,000 shares

Common stock to be outstanding upon completion of this offering	4,401,987 shares(1)

Use of proceeds	We intend to use approximately $15,000,000 of the net proceeds from this offering for the acquisition of the Bank of Washtenaw. We will use the remaining net proceeds to increase our bank’s capital position in anticipation of future growth, and for other general corporate purposes.

Risk factors	See “Risk Factors” beginning on page 6 and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

Nasdaq National Market Symbol	DEAR

(1)	The number of shares outstanding after this offering set forth above does not include 543,532 shares reserved for issuance under outstanding stock options as of June 30, 2004. This number reflects the issuance of stock dividends. This number assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 189,750 shares.

Recent Developments

      Results of Operations for the Quarter Ended June 30, 2004. Net income for the three months ended June 30, 2004 was $1,390,000 ($0.40 per diluted common share), 83% greater than net income of $759,000 ($0.23 per diluted common share) for the same period in 2003. For the six months ended June 30, 2004, net income was $2,564,000 ($0.75 per diluted common share). This was 92% greater than net income of $1,339,000 ($0.42 per diluted common share) reported for the same period in 2003. Our net interest margin was 4.21% for the six months ended June 30, 2004, compared to 3.59% for the same period in 2003.

      During the twelve months ended June 30, 2004, our total assets increased by 21% to $475,452,000, total deposits increased by 24% to $405,830,000 and total loans increased by 34% to $439,776,000. At June 30, 2004, our ratio of nonperforming loans to total loans was 0.45% and through June 30, 2004, net charge-offs to average total loans were (0.02%).

      Acquisition of Bank of Washtenaw. On July 16, 2004, we entered into a definitive agreement to acquire the Bank of Washtenaw (“Washtenaw”), a wholly owned subsidiary of Pavilion Bancorp, Inc., for $15,000,000 in cash. Washtenaw, which was founded in January 2001, has its main office in Saline, Michigan with a branch office and administrative office in Ann Arbor, Michigan. As of June 30, 2004, Washtenaw had total assets of $72,590,000, gross loans of $65,926,000, and total deposits of $61,684,000. We expect to finance the purchase price from a portion of the net proceeds received from this offering. The acquisition is subject to regulatory approvals and standard closing conditions.

Summary Consolidated Financial Data

      The following summary presents our selected consolidated financial data for the five years ended December 31, 2003. The operations and financial condition data has been derived from our audited consolidated financial statements. The following summary also presents our selected consolidated financial data at or for the three months ended March 31, 2004 and 2003. The balance sheet and income statement data for the three month periods has been derived from our unaudited consolidated quarterly financial statements which, in our opinion, include all adjustments (consisting of only normal, recurring adjustments) considered necessary for a fair presentation. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes. The selected consolidated financial data at or for the three months ended March 31, 2004 is not necessarily indicative of our operating results for the entire year (dollars in thousands, except shares and per share data):

	As of or for the Three
	Months Ended March 31,		As of or for the Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Summary Income Statement Data
Interest income	$6,498	$5,317	$23,564	$18,259	$14,585	$12,789	$9,677
Interest expense	2,014	2,305	8,631	7,505	7,405	6,733	4,735

Net interest income	4,484	3,012	14,933	10,754	7,180	6,056	4,942
Provision for loan losses	224	228	1,699	1,052	920	510	772

Net interest income after provision for loan losses	4,260	2,784	13,234	9,702	6,260	5,546	4,170
Total non-interest income	306	751	2,829	1,674	1,460	542	558
Total non-interest expense	2,791	2,657	10,735	7,372	5,379	4,259	3,804

Net income before federal income tax expense	1,775	878	5,328	4,004	2,341	1,829	924
Income tax expense	601	298	1,807	1,357	802	618	394

Net income	$1,174	$580	$3,521	$2,647	$1,539	$1,211	$530

Summary Balance Sheet Data
Total assets	$463,543	$386,055	$446,075	$325,100	$226,865	$193,878	$152,698
Securities, available for sale	12,521	28,866	16,948	22,216	21,652	51,916	55,022
Gross loans	420,783	288,321	400,958	267,522	180,892	128,104	85,390
Allowance for loan losses	(4,632)	(3,109)	(4,314)	(2,875)	(1,922)	(1,252)	(781)
Deposits	395,904	322,062	379,619	262,086	177,481	164,121	118,875
Subordinated debentures	10,000	10,000	10,000	10,000	—	—	—
Stockholders’ equity	35,750	31,340	34,601	30,691	27,903	27,763	27,260
Per Share Data(1)
Net income per common share — basic	$0.38	$0.19	$1.15	$0.88	$0.50	$0.36	$0.17
Net income per common share — diluted	0.34	0.18	1.06	0.84	0.49	0.36	0.17
Book value per common share	11.50	10.30	11.20	10.14	9.29	8.70	8.74
Weighted average shares outstanding — basic	3,100,514	3,031,901	3,062,361	3,010,287	3,114,405	3,347,764	3,477,265
Weighted average shares outstanding — diluted	3,418,646	3,275,413	3,327,786	3,164,588	3,179,838	3,351,815	3,477,265
Shares outstanding at end of period	3,108,318	3,040,882	3,089,732	3,026,332	3,005,264	3,190,195	3,435,617

	As of or for the Three
	Months Ended March 31,		As of or for the Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Selected Financial Ratios and Other Data
Return on average assets(2)	1.04%	0.63%	0.89%	0.93%	0.76%	0.72%	0.38%
Return on average equity(3)	13.23%	7.45%	10.80%	9.08%	5.46%	4.41%	1.92%
Net interest margin(4)	4.13%	3.52%	3.97%	3.94%	3.76%	3.74%	3.69%
Net interest spread(4)	3.85%	3.08%	3.63%	3.36%	2.77%	2.41%	2.44%
Efficiency ratio(5)	58.27%	70.61%	60.44%	59.32%	62.26%	64.55%	69.16%
Allowance for loan losses to total loans	1.10%	1.08%	1.08%	1.07%	1.06%	0.98%	0.91%
Nonperforming assets to total assets	0.45%	0.69%	0.42%	0.84%	0.35%	0.62%	0.19%
Nonperforming loans to total loans	0.50%	0.94%	0.52%	1.02%	0.45%	0.94%	0.35%
Net charge-offs to average loans	(0.02%)	0.00%	0.08%	0.04%	0.17%	0.04%	0.84%
Stockholders’ equity to total assets	7.71%	8.12%	7.76%	9.44%	12.30%	14.32%	17.85%
Total risk-based capital ratio	11.60%	14.00%	11.80%	15.10%	14.20%	22.50%	32.10%
Tier 1 risk-based capital ratio	10.50%	13.00%	10.70%	14.10%	13.30%	21.70%	31.20%
Leverage capital ratio	10.10%	11.30%	10.20%	13.20%	12.90%	15.30%	19.20%
Number of offices	8	7	8	6	5	3	3

(1)	All per share amounts have been adjusted to reflect the issuance of stock dividends.

(2)	Net income divided by average total assets.

(3)	Net income divided by average common equity.

(4)	To compute these ratios, we adjust GAAP reported net interest income by the tax equivalent adjustment amount (assuming a 34% tax rate) to account for the tax attributed on federally tax exempt municipal securities. For GAAP purposes, tax benefits associated with federally tax exempt municipal securities are recorded as a benefit in income tax expense.

(5)	Non-interest expense divided by the sum of net interest income, on a tax equivalent basis, plus non-interest income.

RISK FACTORS

      Investing in our common stock involves risks. You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider other information in this prospectus, as well as in the other documents incorporated by reference into this prospectus. If any of these risks actually occur, our business could be adversely affected, the trading price of our common stock could decline, and you could lose all or a part of your investment.

Adverse changes in economic conditions or interest rates may negatively affect our earnings, capital and liquidity.

      The results of operations for financial institutions, including our bank, may be materially and adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values and the related declines in value of our real estate collateral, rapid increases or decreases in interest rates and changes in the monetary and fiscal policies of the federal government. Our profitability is heavily influenced by the spread between the interest rates we earn on investments and loans and the interest rates we pay on deposits and other interest-bearing liabilities. Substantially all our loans are to businesses and individuals in southeastern Michigan, and any decline in the economy of this area could adversely affect their ability to repay such loans and our ability to make new loans to credit worthy borrowers. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in these rates. At any given time, our assets and liabilities will be such that they will be affected differently by a given change in interest rates.

Our credit losses could increase and our allowance for loan losses may not be adequate to cover actual loan losses.

      The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, if it occurs, may have a materially adverse effect on our earnings and overall financial condition as well as the value of our common stock. Our focus on commercial lending may result in an increased concentration of loans to small businesses. As a result, we may assume greater lending risks than other banks. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for losses based on several factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, which would have an adverse effect on our operating results. While we have not experienced any significant charge-offs or had large numbers of nonperforming loans, due to the significant increase in loans originated since we began operations we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions. Additions to our allowance for loan losses decrease our net income.

Our commercial real estate loans involve higher principal amounts than other loans, and repayment of these loans may be dependent on factors outside our control or the control of our borrowers.

      Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Because payments on loans secured by commercial real estate often depend upon the successful operating and management of the properties, repayment of these loans may be affected by factors outside the borrower’s control, including adverse conditions in the real estate market or the economy. If the cash flow from the property is reduced, the borrower’s ability to repay the loan and the value of the security for the loan may be impaired. At March 31, 2004, commercial real estate loans totaled $224 million, or 53% of our total loan portfolio.

Our growth and expansion may be limited by many factors.

      We have pursued and intend to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk and interest rate levels without commensurate increases in non-interest expenses. There can be no assurance that we will be successful in continuing our growth strategies due to delays and other impediments resulting from regulatory oversight, limited availability of qualified personnel, or unavailability of branch sites. In addition, the success of our growth strategy will depend on maintaining sufficient regulatory capital levels and on adequate economic conditions in our market area.

      In addition to the contemplated acquisition of Bank of Washtenaw, we may acquire banks, related businesses or branches of other financial institutions that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to manage this growth adequately or profitably. Acquiring other banks, businesses, or branches involves risks commonly associated with acquisitions, including exposure to unknown or contingent liabilities and asset quality issues of the banks, businesses, or branches we acquire, difficulty and expense of integrating the operations and personnel, potential disruption to our business including the diversion of management’s time and attention, and the possible loss of key employees and customers of the banks, businesses, or branches we acquire.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations.

      We are and will continue to be dependent upon the services of our management team, including, Michael J. Ross, our President and Chief Executive Officer, and our other senior managers. Losing one or more key members of the management team could adversely affect our operations. We do not have employment contracts or key man life insurance on any of our officers or directors, other than Mr. Ross.

      In addition, we will continue to depend on our key commercial loan officers. We have several commercial loan officers who are responsible, or share responsibility, for generating and managing a significant portion of our commercial loan portfolio. Our success can be attributed in large part to the relationships these officers as well as members of our management team have developed and are able to maintain with our customers as we continue to implement our community banking philosophy. The loss of any of these commercial loan officers could adversely affect our loan portfolio and performance, and our ability to generate new loans.

      Some of the other financial institutions in our market require their key employees to sign agreements that preclude or limit their ability to leave their employment and compete with them or solicit their customers. These agreements make it more difficult for us to hire loan officers with experience in our market who can immediately solicit their former or new customers on our behalf.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

      We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Michigan-based and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Most of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer other services which we do not, including trust services, brokerage, mutual funds and international banking services. The primary competitors in our market area are Bank One, NA, Charter One Bank, Comerica Bank, Fifth Third Bank, National City Bank and Standard Federal Bank N.A. Under the Gramm-Leach-Bliley Act of 1999, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Our profitability could be adversely affected if we are unable to promptly deploy the capital provided by this offering.

      We do not expect to be able to immediately deploy all of the capital provided by this offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns, including earnings per share, return on assets and return on equity.

Growth and shareholder returns may be adversely affected if sources of capital are not available to help us meet them.

      Since inception, we have sought to maximize shareholder returns by leveraging our capital. While we believe that the proceeds of this offering and earnings from our operations will enable us to continue to grow for the next two to three years, if earnings do not meet our current estimates, if we incur unanticipated losses or expenses, if we grow faster than expected, or if the existing capital treatment of our trust preferred securities is adversely changed, we may need to obtain additional capital through borrowing, additional issuances of debt or equity securities, or otherwise. If we do not have continued access to sufficient capital, we may be required to reduce our level of assets or reduce our rate of growth in order to maintain regulatory compliance. Under those circumstances our net income and the rate of growth of our net income may be adversely affected.

We are subject to significant government regulation, and any regulatory changes may adversely affect us.

      The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or shareholders. As a bank holding company, we are also subject to extensive regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), in addition to other regulatory and self-regulatory organizations. Our ability to establish new facilities or make acquisitions is conditioned upon the receipt of the required regulatory approvals from these organizations. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.

      The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as creating additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively acquire and implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our Articles of Incorporation and Bylaws and the laws of Michigan contain provisions that may discourage or prevent a takeover of the company and reduce any takeover premium.

      Our Articles of Incorporation and Bylaws, and the corporate laws of the State of Michigan, include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our and our shareholders’ best interest. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current market price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

      The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. In addition to these provisions and the provisions of our Articles of Incorporation and Bylaws, federal law requires the Federal Reserve Board’s approval prior to acquiring “control” of a bank holding company. All of these provisions may delay or prevent a change in control without action by our shareholders, and could adversely affect the price of our common stock.

There is a limited trading market for our common stock.

      The price at which our common stock is offered in this offering may be greater than the market price for our common stock following the offering. The price of our common stock has been, and will continue to be, subject to fluctuations based on, among other things, economic and market conditions for bank holding companies and the stock market in general, as well as changes in investor perceptions of the company. This issuance of new shares of our common stock also may adversely affect the market for our common stock.

      Our common stock is traded on the Nasdaq National Market under the symbol “DEAR”. The development and maintenance of an active public trading market depends upon the existence of willing buyers and sellers, the presence of which is beyond our control. While we are a publicly-traded company, the volume of trading activity in our stock is still relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price.

The number of shares owned by our directors and executive officers could make it more difficult to obtain approval for some matters submitted to shareholder vote, including mergers and acquisitions.

      As of June 24, 2004, our directors and executive officers and their affiliates beneficially own approximately 39% of the outstanding common stock, and will beneficially own approximately 28% after completion of the offering, assuming they do not purchase shares in the offering and the underwriters exercise their right to purchase an additional 189,750 shares. However, these persons may purchase shares in the offering.

      By voting against a proposal submitted to shareholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders, such as some mergers, share exchanges, asset sales, and amendments to the Articles of Incorporation. See “Security Ownership” at page 43, and “Description of Common Stock” at page 45. The results of the vote may be contrary to the desires or interests of the public shareholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      We make certain forward-looking statements in this prospectus and in the documents incorporated by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “plan,” “anticipate,” “expect” and similar expressions. These forward-looking statements include statements of our goals, intentions and expectations; statements regarding our business plans and growth strategies; statements regarding the asset quality of our loan and investment portfolios; and estimates of our risks and future costs and benefits.

      These forward-looking statements are subject to significant risks, assumptions and uncertainties, including changes in interest rates and interest rate relationships, demand for products and services, the degree of competition by traditional and non-traditional competitors, changes in banking regulation, changes in tax laws, changes in prices, levies and assessments, the impact of technological advances, governmental and regulatory policy changes, the outcomes of contingencies, trends in customer behavior and their ability to repay loans, changes in the national and local economy and the factors discussed in the “Risk Factors” section of this prospectus. The forward-looking statements included in this prospectus are made on and as of the date of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results. Further information concerning us and our business, including additional factors that could materially affect our business and financial results, is included in our filings with the Securities and Exchange Commission.

USE OF PROCEEDS

      We will receive net proceeds of approximately $30.7 million from the sale of 1,265,000 shares of our common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $203,000 payable by us. If the underwriters’ over-allotment option is exercised in full, our net proceeds will be approximately $35.4 million.

      We expect to use approximately $15,000,000 of the net proceeds from this offering for the acquisition of the Bank of Washtenaw. We will use the remaining net proceeds to increase our bank’s capital positions in anticipation of future growth, and for other general corporate purposes. We have not yet allocated specific amounts among these uses.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “DEAR.” At July 19, 2004, there were 395 record holders of our common stock. In addition, we estimate that there were approximately 1,300 beneficial owners of our common stock who own their shares through brokers or banks.

      The following table shows the high and low bid prices for our common stock as reported by the Nasdaq National Market for the periods indicated. The prices do not include retail mark-up, mark-down or commission, but have been adjusted for stock dividends.

	High	Low	Close

2002
First Quarter	$10.82	$9.01	$10.82
Second Quarter	12.56	9.40	11.35
Third Quarter	11.81	10.70	10.80
Fourth Quarter	14.55	10.70	14.00
2003
First Quarter	16.85	13.48	14.50
Second Quarter	20.73	14.17	18.14
Third Quarter	19.50	17.25	18.96
Fourth Quarter	19.09	17.81	18.94
2004
First Quarter	23.48	18.38	20.95
Second Quarter	29.47	26.71	26.85
Third Quarter (through July 19, 2004)	29.47	26.51	26.51

DIVIDEND POLICY

      Electing to retain earnings for funding our growth, we have not paid cash dividends. We do not anticipate paying cash dividends in the foreseeable future. We may only pay dividends out of funds that are legally available for that purpose. We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to pay dividends to our shareholders depends primarily on our bank’s ability to pay dividends to us. Dividend payments and extensions of credit to us from our bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings imposed by law and regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements.

      We have distributed 5% stock dividends as follows: 2001-(June and December); 2002-(June); 2003-(January, June and December) and 2004-(June).

CAPITALIZATION

      The following table sets forth our historical consolidated capitalization as of March 31, 2004, and our capitalization as of the same date on an adjusted basis, giving effect to the sale of 1,265,000 shares of common stock in this offering. For purposes of this table, our net proceeds are approximately $30.7 million after deducting estimated offering expenses and underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised in full, an additional 189,750 shares would be sold, resulting in net proceeds of approximately $35.4 million based on the public offering price after deducting estimated offering expenses and underwriting discounts and commissions.

      The following data should be read in conjunction with our consolidated financial information and related notes, as well as the financial information and other documents incorporated by reference in this prospectus (dollars in thousands, except per share data):

	March 31, 2004

	Actual	As Adjusted

Indebtedness:
Federal Home Loan Bank advances	$20,638	$20,638
Subordinated debentures	10,000	10,000

Total indebtedness	$30,638	$30,638

Stockholders’ Equity: Common stock: 10,000,000 shares authorized; 3,108,318 shares issued and outstanding(1); and 4,373,318 issued and outstanding as adjusted(1)(2)	34,622	65,336
Retained earnings	1,302	1,302
Accumulated other comprehensive income	(174)	(174)

Total stockholders’ equity	$35,750	$66,464

Total capitalization(3)	$45,750	$76,464

Book value per share	$11.50	$15.20

(1)	This number does not include the 572,371 shares of common stock reserved for issuance upon the exercise of outstanding stock options as of March 31, 2004.

(2)	This number assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 189,750 shares.

(3)	Includes total stockholders’ equity and subordinated debentures.

      The following table sets forth our actual consolidated regulatory capital amounts and ratios as of March 31, 2004, and as adjusted as of March 31, 2004, after giving effect to the application of the net proceeds from this offering (dollars in thousands):

	March 31, 2004

	Actual			As Adjusted

		“Well-	Excess/		“Well-	Excess/
		capitalized”	(Deficit)		capitalized”	(Deficit)
	Capital	Standard	Capital	Capital	Standard	Capital

Dollar basis:
Total risk-based capital	$50,355	$43,457	$6,898	$81,069	$43,457	$37,612
Tier 1 risk-based capital	45,723	26,074	19,649	76,437	26,074	50,363
Leverage capital	45,723	22,609	23,114	76,437	22,609	53,828
Percentage basis:
Total risk-based capital ratio	11.6%	10.0%	1.6%	18.7%	10.0%	8.7%
Tier 1 risk-based capital ratio	10.5%	6.0%	4.5%	17.6%	6.0%	11.6%
Leverage capital ratio	10.1%	5.0%	5.1%	16.9%	5.0%	11.9%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Financial Condition at March 31, 2004

      Assets. Total assets at March 31, 2004 were $463,543,000 compared to $446,075,000 at December 31, 2003, an increase of $17,468,000 or 4%. The increase was primarily due to an increase in loans during the period.

      Securities Available for Sale. Total securities, available for sale, at March 31, 2004 were $12,521,000 compared to $16,948,000 at December 31, 2003, a decrease of $4,427,000 or 26%. The decrease was due to the sale of securities, available for sale during the second and third quarters of 2003. The funds from the sale of these securities were utilized to fund loan volume. Please refer to Note B of the Notes to Consolidated Financial Statements for the amortized cost and estimated market value of securities, available for sale.

      Loans. Total loans at March 31, 2004 were $420,783,000 compared to $400,958,000 at December 31, 2003, an increase of $19,825,000 or 5%. The increase was primarily due to the continued expansion of the commercial lending department during the past twelve months. This expansion included the addition of two experienced loan officers during the last twelve months. Major categories of loans included in the loan portfolio are as follows (dollars in thousands):

	March 31, 2004	December 31, 2003	March 31, 2003

Consumer loans	$25,822	$25,200	$21,408
Commercial, financial, and other loans	70,190	68,922	54,967
Commercial real estate construction loans	55,084	50,087	33,458
Commercial real estate mortgages	223,809	208,305	146,745
Residential real estate mortgages	45,878	48,444	31,743

	420,783	400,958	288,321
Allowance for loan losses	(4,632)	(4,314)	(3,109)

	$416,151	$396,644	$285,212

      The following is a summary of non-performing assets and problems loans (dollars in thousands):

	March 31, 2004	December 31, 2003	March 31, 2003

Over 90 days past due and still accruing	$384	$19	$41
Non-accrual loans	1,691	2,056	2,634
Renegotiated loans	—	—	—
Other real estate owned	—	—	—

	$2,075	$2,075	$2,675

      Non-accrual loans at March 31, 2004 were $1,691,000, of which $791,000 was related to one commercial loan relationship that is well secured. The remaining non-accrual loans consisted of one slow paying commercial loan with a balance of $176,000, one slow paying home equity loan with a balance of $28,000, one slow paying construction loan with a balance of $268,000 and three residential mortgage loans with balances of $212,000, $124,000 and $92,000.

      Allowance for Loan Losses. The allowance for loan losses was $4,632,000 at March 31, 2004 compared to $4,314,000 at December 31, 2003, an increase of $318,000 or 7%. The increase resulted from provisions recorded during the quarter and a net recovery of $94,000 and reflects the growth of the loan portfolio during the three months ended March 31, 2004 as well as the mix of loans and levels of nonperforming loans. The allowance for loan losses was based upon management’s assessment of relevant factors, including loan growth, types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and current economic conditions.

      The following is an analysis of the allowance for loan losses (dollars in thousands):

	Quarter Ended	Year Ended	Quarter Ended
	March 31, 2004	December 31, 2003	March 31, 2003

Balance, beginning of year	$4,314	$2,875	$2,875
Charge-offs:
Consumer loans	5	38	5
Commercial, financial and other loans	—	141	—
Commercial real estate construction loans	—	50	—
Commercial real estate mortgages	—	124	—
Residential real estate mortgages	—	—	—
Recoveries:
Consumer loans	—	13	2
Commercial, financial and other loans	38	30	9
Commercial real estate construction loans	—	50	—
Commercial real estate mortgages	61	—	—
Residential real estate mortgages	—	—	—

Net charge-offs/(recoveries)	(94)	260	(6)
Additions charged to operations	224	1,699	228

Balance, end of period	$4,632	$4,314	$3,109

Allowance to total loans	1.10%	1.08%	1.08%

Allowance to nonperforming assets	223.23%	207.90%	116.22%

Net charge-offs/(recoveries) to average loans	(0.02%)	0.08%	0.00%

      Premises and Equipment. Our bank premises and equipment at March 31, 2004 was $8,323,000 compared to $5,554,000 at December 31, 2003, an increase of $2,769,000 or 50%. The increase in premises and equipment was primarily due to the purchase and renovation of our bank’s operation center in Allen Park, Michigan.

      Deposits. Total deposits at March 31, 2004 were $395,904,000 compared to $379,619,000 at December 31, 2003, an increase of $16,285,000 or 4%. The following is a summary of the distribution of deposits (dollars in thousands):

	March 31, 2004	December 31, 2003	March 31, 2003

Non-interest bearing:
Demand	$37,097	$39,081	$29,023

Interest bearing:
Checking	$20,634	$24,069	$24,310
Money market	12,785	10,998	12,417
Savings	115,232	126,596	82,774
Time, under $100,000	75,499	65,120	85,140
Time, $100,000 and over	134,657	113,755	88,398

	358,807	340,538	293,039

Total deposits	$395,904	$379,619	$322,062

      Management continues to implement a strategy to change the mix of the deposit portfolio by focusing more heavily on savings and institutional deposits. The increase in deposits was primarily due to normal business development, marketing, telemarketing, referral programs and growth strategies which included a promotion that celebrated our bank’s 10th Anniversary during March 2004, which targeted time deposit growth. Management expects deposits to continue to grow at a similar rate during the remainder of 2004.

      We have enacted a strategy to utilize public funds to a higher degree. We will also utilize brokered deposits. We have designated a public funds officer to coordinate and manage these efforts. Public funds consist of interest checking and time deposits of local governmental units within the State of Michigan. They are the result of strong relationships between us and the communities in our marketing area and are considered by us to be core deposits. The following is a summary of the distribution of municipal deposits (dollars in thousands):

	March 31, 2004	December 31, 2003	March 31, 2003

Interest bearing checking	$10,468	$14,419	$15,623
Time, $100,000 and over	61,735	46,580	21,506

Total municipal deposits	$72,203	$60,999	$37,129

      Brokered deposits consist of time deposits of local governmental units within the State of Michigan and are included in the Time, $100,000 and over category. Brokered deposits were $2,380,000, $1,330,000 and $0 at March 31, 2004, December 31, 2003 and March 31, 2003, respectively.

      Federal Home Loan Bank Advances. Federal Home Loan Bank advances were $20,638,000 at March 31, 2004 and December 31, 2003.

      Subordinated Debentures. Subordinated debentures were $10,000,000 at March 31, 2004 and December 31, 2003. On December 19, 2002, we issued $10,000,000 of floating rate obligated mandatory redeemable securities through a special purpose entity as part of a pooled offering. The securities have a term of thirty years. We may redeem the securities after five years at face value. The securities are considered to be Tier 1 capital for regulatory capital purposes. The funds from the issue of these securities were invested into securities available for sale until they can be invested into our bank to allow for additional growth. Debt issue costs of $300,000 have been capitalized and are being amortized over the term of the securities. Unamortized debt issuance costs were $287,000 at March 31, 2004.

Results of Operations for the Quarters Ended March 31, 2004 and 2003

      We reported net income of $1,174,000 for the three month period ended March 31, 2004, compared to net income of $580,000 for the three month period ended March 31, 2003. The increase in net income was primarily due to the improvement in net interest income. The improvement in net interest income was primarily due to the increase in the commercial real estate loan and other commercial loan portfolios and the decreasing cost of deposits during the period. The increase in loans was partially funded with short term investments such as interest bearing deposits with banks, federal funds sold and floating rate securities, which carry a lower yield than loans.

Net Interest Income

      Comparison of First Quarters of 2004 and 2003. As noted on the two charts on the following pages, net interest income for the three month period ended March 31, 2004 was $4,484,000, compared to $3,012,000 for the same period ended March 31, 2003, an increase of $1,472,000 or 49%. This increase was caused primarily by the decreasing cost of interest bearing liabilities and the redeployment of interest bearing deposits with banks, federal funds sold and securities, available for sale into loans. Our interest rate spread was 3.85% for the three month period ended March 31, 2004, compared to 3.08% for the same period in 2003. Our interest rate margin was 4.13% for the three month period ended March 31, 2004, compared to 3.52% for the same period in 2003.

      Average Balances, Interest Rates and Yields. Net interest income is affected by the difference (“interest rate spread”) between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and the relative amounts of interest-bearing liabilities and interest-earning assets. When the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution’s net interest income is its

“net yield on interest-earning assets” or “net interest margin,” which is net interest income divided by average interest-earning assets.

      The following table sets forth certain information relating to our consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the loan category (dollars in thousands):

	Three Months Ended			Three Months Ended
	March 31, 2004			March 31, 2003

	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Interest bearing deposits with banks	$2,775	$7	1.01%	$27,021	$78	1.17%
Federal funds sold	7,518	16	0.86%	13,855	40	1.17%
Securities, available for sale	14,838	71	1.92%	25,173	199	3.21%
Loans	411,413	6,404	6.26%	280,628	5,000	7.23%

Sub-total earning assets	436,544	6,498	5.99%	346,677	5,317	6.22%
Other assets	15,632			19,907

Total assets	$452,176			$366,584

Liabilities and stockholders’ equity
Interest bearing deposits	$348,571	$1,660	1.92%	$266,687	$1,953	2.97%
Other borrowings	20,638	231	4.50%	20,660	229	4.50%
Subordinated debentures	10,000	123	4.95%	10,000	123	4.99%

Sub-total interest bearing liabilities	379,209	2,014	2.14%	297,347	2,305	3.14%
Non-interest bearing deposits	36,402			36,639
Other liabilities	1,081			1,476
Stockholders’ equity	35,484			31,122

Total liabilities and stockholders’ equity	$452,176			$366,584

Net interest income		$4,484			$3,012

Net interest rate spread			3.85%			3.08%

Net interest margin on earning assets			4.13%			3.52%

      Rate/ Volume Analysis. The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate (dollars in thousands):

	Three Months Ended
	March 31, 2004 to 2003
	Change in Interest Due to:

	Average	Average	Net
	Balance	Rate	Change

Assets
Interest bearing deposits with banks	$(61)	$(10)	$(71)
Federal funds sold	(13)	(11)	(24)
Securities, available for sale	(48)	(80)	(128)
Loans	2,072	(668)	1,404

Total earning assets	$1,950	$(769)	$1,181

Liabilities
Interest bearing deposits	$400	$(693)	$(293)
Other borrowings	2	—	2
Subordinated debentures	1	(1)	—

Total interest bearing liabilities	$403	$(694)	$(291)

Net interest income			$1,472

Net interest rate spread			0.77%

Net interest margin on earning assets			0.61%

Provision for Loan Losses

      Comparison of First Quarters of 2004 and 2003. The provision for loan losses was $224,000 for the three month period ended March 31, 2004, compared to $228,000 for the same period in 2003, a decrease of $4,000 or 2%. The provision for loan losses is based on management’s assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and current economic conditions.

Non-Interest Income

      Comparison of First Quarters of 2004 and 2003. Non-interest income was $306,000 for the three month period ended March 31, 2004, compared to $751,000 for the same period in 2003, a decrease of $445,000 or 59%. The decrease was primarily due to the decrease in the gain on the sale of loans during the period. The volume of mortgage loans sold and the size of the mortgage origination staff decreased during the period as a result of increased interest rates. Management expects the gain on sale of loans to continue at current levels during 2004.

Non-Interest Expense

      Comparison of First Quarters of 2004 and 2003. Non-interest expense was $2,791,000 for the three month period ended March 31, 2003, compared to $2,657,000 for the same period in 2003, an increase of $134,000 or 5% for the period. The largest component of non-interest expense was salaries and employee benefits which amounted to $1,817,000 for the three month period ended March 31, 2004, compared to $1,486,000 for the same period in 2003. The primary factors responsible for the increase in salaries and benefits expense were the addition of one branch office in May 2003 and the expansion of the commercial lending and operations departments. As of March 31, 2004, the number of full time equivalent employees was

113 compared to 106 as of March 31, 2003. Salaries and employee benefits are expected to continue to increase as a result of general staff increases.

      Commissions on the origination of loans amounted to $63,000 for the three months ended March 31, 2004, compared to $291,000 for the same period in 2003, a decrease of $228,000 or 78%. The primary reason for the decrease in the commissions on the origination of loans was the decrease in the volume of loans originated during the period. Management expects the commissions paid on the origination of loans to continue at current levels during 2004.

      The second largest component of non-interest expense was occupancy and equipment expense. Occupancy and equipment expense amounted to $359,000 for the three month period ended March 31, 2004, compared to $322,000 for the same period in 2003, an increase of $37,000 or 11%. The primary factor in the increase in occupancy and equipment expense was the opening of the regional lending center in Auburn Hills, Michigan.

Income Tax Provision

      Comparisons of First Quarters of 2004 and 2003. Income tax expense was $601,000 for the three month period ended March 31, 2004, compared to $298,000 for the same period in 2003, an increase of $303,000 or 102%. The increase was primarily a result of increased pre-tax income.

Financial Condition at December 31, 2003

      Assets. Total assets at December 31, 2003 were $446,075,000 compared to $325,100,000 at December 31, 2002, an increase of $120,975,000 or 37%. The increase was primarily due to an increase in loans.

      Securities Available for Sale. Total securities available for sale, at December 31, 2003 were $16,948,000 compared to $22,216,000 at December 31, 2002, a decrease of $5,268,000 or 24%. During 2003, we sold $6,199,000 in securities and $20,636,000 in securities were called or matured. We recognized gains of $89,000 from the sale of these securities. Funds from the sale or call of securities were deployed into commercial loans at a higher yield. Our bank’s portfolio of securities available for sale has a fair value of $16,948,000. The securities and their weighted average yield at December 31, 2003 are as follows (dollars in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

US Treasury securities	$2,011	$2	$—	$2,013
Mortgage backed securities	1,194	31	—	1,225
Corporate debt securities	9,710	—	—	9,710
FHLMC preferred stock	4,000	—	—	4,000

Totals	$16,915	$33	$—	$16,948

      A maturity and repricing schedule of the securities portfolio at December 31, 2003 is listed below (dollars in thousands):

	Less than One Year		One to Five Years		Over Five Years

		Weighted		Weighted		Weighted
		Average		Average		Average
	Amount	Yield	Amount	Yield	Amount	Yield	Total

US Treasury securities	$2,013	1.44%	$—	—	$—	—	$2,013
Mortgage backed securities	—	—	103	4.90%	1,122	5.83%	1,225
Corporate debt securities	9,710	1.37%	—	—	—	—	9,710
FHLMC preferred stock	4,000	1.16%	—	—	—	—	4,000

Totals	$15,723		$103		$1,122		$16,948

      The entire portfolio has an unrealized gain of $33,000. The unrealized gain is reflected by an adjustment to stockholders’ equity. We do not hold any securities in the “Held to Maturity” category nor do we hold or utilize derivatives. Refer to Note B of the Notes to Consolidated Financial Statements for additional information.

      Loans. Total loans at December 31, 2003 were $400,958,000 compared to $267,522,000 at December 31, 2002, an increase of $133,436,000 or 50%. The components of the outstanding balances for the years ended December 31, are as follows (dollars in thousands):

	2003	2002	2001	2000	1999

Consumer loans	$25,200	$22,170	$18,773	$18,649	$10,967
Commercial, financial, and other loans	68,922	46,187	28,920	26,588	20,563
Commercial real estate construction loans	50,087	30,083	10,463	2,290	3,656
Commercial real estate mortgages	208,305	139,243	90,200	49,900	23,103
Residential real estate mortgages	48,444	29,839	32,536	30,677	27,101

	$400,958	$267,522	$180,892	$128,104	$85,390

      During 2003, loans increased in all categories with stronger growth in all commercial loan categories and residential real estate mortgages. The increase in commercial real estate mortgage loans, commercial real estate construction loans and other commercial loans was a result of the addition of five commercial loan officers and a solid business development program. Additionally, our bank opened a regional lending center in Auburn Hills, Michigan in May of 2003. The increase in residential real estate mortgages was primarily due to the addition of six loan originators during a period of high loan refinancing activity.

      Our bank expects the percentage of total commercial loans and residential real estate mortgages to increase as a percentage of the loan portfolio in 2004 via business development programs. Additionally, our bank expects the largest loan growth to occur in the commercial real estate mortgage category. These types of loans carry a relatively large average balance, produce more cross-selling opportunities and are typically well secured by real estate. Our bank feels that the higher level of risk that is also inherent with these types of loans is offset by our bank with high standards for credit quality and a well-seasoned group of commercial lenders.

      A maturity and repricing schedule of the loan portfolio, which distributes fixed rate loans by maturity date and adjustable rate loans by repricing date at December 31, 2003 is listed below (dollars in thousands):

	Within	Three to	One to	After
	Three	Twelve	Five	Five
	Months	Months	Years	Years	Total

Consumer loans	$20,405	$1,086	$3,260	$265	$25,016
Commercial, financial and other loans	42,623	2,526	22,550	982	68,681
Commercial real estate construction loans	48,519	809	758	—	50,086
Commercial real estate mortgages	51,186	3,417	147,992	4,504	207,099
Residential real estate mortgages	4,035	8,280	28,429	7,276	48,020

	$166,768	$16,118	$202,989	$13,027	398,902

Non-accrual loans					2,056

Total loans					$400,958

Loans at fixed interest rates	$8,665	$7,694	$162,477	$12,965	$191,801
Loans at variable interest rates	158,103	8,424	40,512	62	207,101

	$166,768	$16,118	$202,989	$13,027	398,902

Non-accrual loans					2,056

Total loans					$400,958

      Variable rate loans comprise 52% of the loan portfolio. The interest rates of these loans change or reprice at specific intervals according to certain market indices. The remainder of the loan portfolio has a fixed interest rate until maturity.

      Our bank automatically places any loan that has been partially charged-off and most consumer loan borrowers in bankruptcy proceedings on non-accrual. Our bank, on a discretionary basis, places loans on non-accrual when a borrower is in bankruptcy where adequate security cannot be demonstrated and the borrower ceases paying interest. All other loans are typically placed on non-accrual after the borrower is ninety days or more past due unless collection is expected within 60 days. Refer to Note C of the Notes to the Consolidated Financial Statements for additional information.

      Allowance for Loan Losses. The allowance for loan losses at December 31, 2003 was $4,314,000 compared to $2,875,000 at December 31, 2002, an increase of $1,439,000 or 50%. The increase was primarily to provide for the growth in the loan portfolio during 2003. Transactions in the allowance for loan losses for the years ended December 31, are as follows (dollars in thousands):

	2003	2002	2001	2000	1999

Balance, beginning of year	$2,875	$1,922	$1,252	$781	$627
Charge-offs:
Consumer loans	38	32	43	21	55
Commercial, financial and other loans	141	141	251	20	584
Commercial real estate construction loans	50	—	—	—	—
Commercial real estate mortgages	124	—	—	—	—
Residential real estate mortgages	—	—	—	—	—
Recoveries:
Consumer loans	13	9	32	2	21
Commercial, financial and other loans	30	65	12	—	—
Commercial real estate construction loans	50	—	—	—	—
Commercial real estate mortgages	—	—	—	—	—
Residential real estate mortgages	—	—	—	—	—

Net charge-offs	260	99	250	39	618
Additions charged to operations	1,699	1,052	920	510	772

Balance at end of period	$4,314	$2,875	$1,922	$1,252	$781

Allowance to total loans	1.08%	1.07%	1.06%	0.98%	0.91%

Net charge-offs to average loans	0.08%	0.04%	0.17%	0.04%	0.84%

      The increase in the allowance for loan losses was based upon management’s assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, the relevant change in the size and mix of our bank’s loan portfolio and current and projected economic conditions.

      The allocation of the allowance for loan losses as of December 31, is as follows (dollars in thousands):

	Total

	2003	2002	2001	2000	1999

Consumer loans	$337	$283	$302	$235	$70
Commercial, financial and other loans	974	659	574	573	353
Commercial real estate construction loans	658	312	52	13	21
Commercial real estate mortgages	1,878	1,344	779	274	142
Residential real estate mortgages	467	277	215	157	195

	$4,314	$2,875	$1,922	$1,252	$781

	Percent of Allowance For Loan Losses in Each Category
	to Total Allowance For Loan Losses

	2003	2002	2001	2000	1999

Consumer loans	7.81%	9.85%	15.71%	18.77%	8.96%
Commercial, financial, and other loans	22.58%	22.92%	29.86%	45.77%	45.20%
Commercial real estate construction loans	15.25%	10.85%	2.71%	1.04%	2.69%
Commercial real estate mortgages	43.53%	46.75%	40.53%	21.88%	18.18%
Residential real estate mortgages	10.83%	9.63%	11.19%	12.54%	24.97%

	100.00%	100.00%	100.00%	100.00%	100.00%

	Percent of Loans in Each Category to Total Loans

	2003	2002	2001	2000	1999

Consumer loans	6.27%	8.29%	10.38%	14.56%	12.84%
Commercial, financial, and other loans	17.22%	17.26%	15.99%	20.76%	24.08%
Commercial real estate construction loans	12.55%	11.25%	5.78%	1.78%	4.28%
Commercial real estate mortgages	51.92%	52.05%	49.86%	38.95%	27.06%
Residential real estate mortgages	12.04%	11.15%	17.99%	23.95%	31.74%

	100.00%	100.00%	100.00%	100.00%	100.00%

      Premises and Equipment. Premises and equipment at December 31, 2003 were $5,554,000 compared to $5,276,000 at December 31, 2002, an increase of $278,000 or 5%. We opened a branch office in Southgate, Michigan in February 2003 and a regional lending center and branch office in Auburn Hills, Michigan in May 2003. These facilities were equipped and furnished during 2003. Expenditures for the Southgate and Auburn Hills facilities during 2003 were $190,000 and $25,000, respectively. Our bank purchased an operations center in Allen Park, Michigan in January of 2004. This facility will house our bank’s operations, data processing, accounting and compliance departments. The employees of Community Bank Mortgage, Inc. and Community Bank Audit Services, Inc. will also be located at this facility. Our bank has also purchased an administrative building, located in Dearborn, Michigan during the second quarter of 2004. Our bank’s executive, administrative, human resources are currently located in the building with the commercial lending departments to be relocated to this facility by the end of 2004.

      Deposits. Total deposits at December 31, 2003 were $379,619,000 compared to $262,086,000 at December 31, 2002, an increase of $117,533,000 or 45%. The components of the outstanding balances and percentage increase in deposits from 2002 to 2003 are as follows (dollars in thousands):

	December 31, 2003		December 31, 2002
					Percent
	Balance	Percent	Balance	Percent	Increase/(Decrease)

Non-interest bearing:
Demand	$39,081	10.29%	$32,457	12.38%	20.41%

Interest bearing:
Checking	$24,069	6.34%	$25,083	9.57%	(4.04)%
Money market	10,998	2.90%	13,490	5.15%	(18.47)%
Savings	126,596	33.35%	63,677	24.30%	98.81%
Time, under $100,000	65,120	17.15%	61,331	23.40%	6.18%
Time, $100,000 and over	113,755	29.97%	66,048	25.20%	72.23%

	340,538	89.71%	229,629	87.62%	48.30%

	$379,619	100.00%	$262,086	100.00%	44.85%

      The increase in deposits was primarily due to growth in various types of deposits. During 2003, our bank completed a time deposit promotion in January 2003 and an annual birthday celebration in March 2003. The time deposit promotion featured a fifteen month certificate of deposit while the birthday party promotion featured the statement savings account. Our bank’s management developed these campaigns in order to increase liquidity and diversify our bank’s time deposit mix. In addition, our bank opened branches in Southgate, Michigan and Auburn Hills, Michigan during the year.

      In addition to these deposit campaigns, our bank has enacted a strategy to utilize public funds to a higher degree, in the form of time deposits, $100,000 and over, in the State of Michigan. Our bank will also utilize brokered deposits on a limited basis. In order to coordinate and manage these efforts, our bank has also designated a public funds officer. Public funds at December 31, 2003 were $60,999,266 compared to $28,160,877 at December 31, 2002. There were 19 and 11 entities with public funds on deposit at December 31, 2003 and December 31, 2002, respectively. The average term of time deposits invested with our bank by public units was 187 days and 128 days at December 31, 2003 and 2002, respectively. Additional growth in all types of deposits was achieved via a strong business development program which includes normal marketing, telemarketing, referral and visitation programs.

      We have historically relied heavily on time deposits as a percentage of total deposits to fund our growth. These deposits are sensitive to changes in the interest rate environment. Our bank has diversified the deposit mix since 2001 by shifting maturing time deposits and attracting new deposits into other deposit products. The proportion of time deposits to total deposits decreased to 47% at December 31, 2003 from 70% at December 31, 2000.

      Final maturities of total time deposits are as follows (dollars in thousands):

	$100,000	Less Than
	and Over	$100,000	Total

Due in three months or less	$37,437	$5,413	$42,850
Due in over three months through six months	30,127	29,221	59,348
Due in over six months through one year	28,279	16,033	44,312
Due in over one year through five years	17,912	14,453	32,365

	$113,755	$65,120	$178,875

      The following is a summary of the distribution and weighted average interest rate of deposits at December 31 (dollars in thousands):

	2003		2002

		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Non-interest bearing:
Demand	$39,081	—	$32,457	—

Interest bearing:
Checking	$24,069	1.11%	$25,083	1.84%
Money market	10,998	0.99%	13,490	1.80%
Savings	126,596	1.95%	63,677	2.61%
Time, under $100,000	65,120	2.57%	61,331	3.62%
Time, $100,000 and over	113,755	2.23%	66,048	3.58%

	340,538		229,629

	$379,619		$262,086

      During 2003, we continued to reprice our bank’s time deposits at significantly lower rates than 2002 due to a decreasing rate environment that started early in 2001 and continued through 2003. In addition to repricing maturing time deposits at lower rates in 2003, our bank continues a strategy of shifting maturing time deposits into other savings products. In addition, our bank enacted a strategy to utilize municipal deposits to a greater degree. Management believes that the weighted average rate of deposits will continue to decline during 2004 at a more moderate rate than our bank experienced in 2003.

      Federal Home Loan Bank Advances. Federal Home Loan Bank advances at December 31, 2003 amounted to $20,638,000 compared to $20,660,000 at December 31, 2002, a decrease of $22,000.

      In 1999, our bank joined the Federal Home Loan Bank of Indianapolis. Membership in the Federal Home Loan Bank provides our bank with a stable source of additional funding at a reasonable cost. Federal Home Loan Bank advances are collateralized with a blanket collateral agreement with the Federal Home Loan Bank and investment securities, available for sale. Please refer to Note G of the Notes to the Consolidated Financial Statements for additional information.

      Subordinated Debentures. On December 19, 2002, we issued $10,000,000 of floating rate obligated mandatory redeemable securities through a special purpose entity as part of a pooled offering. The securities have a term of thirty years. We may redeem the securities after five years at face value. They are considered to be Tier 1 capital for regulatory capital purposes. The funds from the issue of these securities were invested into securities available for sale until they can be invested into our bank to allow for additional growth.

Results of Operations For the Years Ended December 31, 2003 and 2002

      2003 Compared to 2002. We reported net income of $3,521,000 in 2003 compared to $2,647,000 in 2002, an increase of $874,000 or 33%. Our increase in net income was primarily due to an increase in net interest income and gain on sale of loans, partially offset by increases in salaries and employee benefits.

      2002 Compared to 2001. We reported net income of $2,647,000 in 2002 compared to $1,539,000 in 2001, an increase of $1,108,000 or 72%. Our increase in net income was primarily due to an increase in net interest income, partially offset by increases in salaries and employee benefits.

Net Interest Income

      2003 Compared to 2002. Net interest income for the period ended December 31, 2003 was $14,933,000 compared to $10,754,000 for the period ended December 31, 2002, an increase of $4,179,000 or 39%. The increase in net interest income was primarily due to increases in the volume of interest earning assets and interest bearing liabilities. Our net interest rate spread increased to 3.63% in 2003 from 3.36% in 2002, an increase of 27 basis points. The increase in the net interest rate spread was primarily due to the volume of interest earning assets and interest bearing liabilities. Additionally, our bank has improved its asset mix by deploying a larger proportionate share of its funds into loans. The decrease in the cost of deposits was primarily due to the repricing of our bank’s time deposits into other deposit products at a lower interest rate. Our net interest margin increased to 3.97% in 2003 from 3.94% in 2002.

      Average interest earning assets grew by $103,440,000 between the periods while interest bearing liabilities grew by $102,140,000. While management is continually reviewing spreads and margins, future increases in the net interest margin are primarily expected from volume growth in the higher yielding loan portfolio and the diversification of our bank’s deposit structure. The primary sources of funding for the expected growth in the loan portfolio will be excess cash and cash equivalents, deposit growth, additional Federal Home Loan Bank advances and the deployment of funds from the sale of securities available for sale. During 2004, we are expecting the net interest rate spread to continue to improve as a result of continuing to grow loan volume while carefully managing growth in time deposits, statement savings, interest checking, money market and business checking accounts.

      2002 Compared to 2001. Net interest income for the period ended December 31, 2002 was $10,754,000 compared to $7,180,000 for the period ended December 31, 2001, an increase of $3,574,000 or 50%. The increase in net interest income was primarily due to increases in the volume of interest earning assets and interest bearing liabilities. Our net interest rate spread increased to 3.36% in 2002 from 2.77% in 2001, an increase of 59 basis points. The increase in the net interest rate spread was primarily due to the decrease in the cost of deposits. The decrease in the cost of deposits was primarily due to the repricing of our bank’s time deposits into other deposit products at a lower interest rate. Our net interest margin increased to 3.94% in 2002 from 3.76% in 2001. Average interest earning assets grew by $81,876,000 million between the periods while interest bearing liabilities grew by $73,597,000 million.

      Average Balances, Interest Rates and Yields. Net interest income is affected by the difference (“interest rate spread”) between rates of interest earned on interest earning assets and rates of interest paid on interest bearing liabilities and the relative amounts of interest bearing liabilities and interest earning assets. When the total of interest earning assets approximates or exceeds the total of interest bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution’s net interest income is its “net yield on interest earning assets” or “net interest margin,” which is net interest income divided by average interest earning assets.

      The following table sets forth certain information relating to our consolidated average interest earning assets and interest bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the net loan category (dollars in thousands):

	Year Ended December 31, 2003			Year Ended December 31, 2002

	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Interest bearing deposits with banks	$13,667	$153	1.12%	$7,242	$107	1.48%
Federal funds sold	11,764	125	1.06%	12,144	204	1.68%
Securities, available for sale	21,033	522	2.48%	26,944	1,044	3.87%
Loans	329,720	22,764	6.90%	226,414	16,904	7.47%

Sub-total earning assets	376,184	23,564	6.26%	272,744	18,259	6.69%
Other assets	20,988			11,019

Total assets	$397,172			$283,763

Liabilities and stockholders’ equity
Interest bearing deposits	$297,103	$7,212	2.43%	$205,080	$6,575	3.21%
Other borrowings	30,697	1,419	4.62%	20,580	930	4.52%

Sub-total interest bearing liabilities	327,800	8,631	2.63%	225,660	7,505	3.33%
Non-interest bearing deposits	35,311			27,891
Other liabilities	1,456			1,069
Stockholders’ equity	32,605			29,143

Total liabilities and stockholders’ equity	$397,172			$283,763

Net interest income		$14,933			$10,754

Net interest rate spread			3.63%			3.36%

Net interest margin on earning assets			3.97%			3.94%

(dollars in thousands)

	Year Ended December 31, 2001

	Average		Average
	Balance	Interest	Rate

Assets
Interest bearing deposits with banks	$6,559	$249	3.80%
Federal funds sold	13,807	585	4.24%
Securities, available for sale	26,576	1,399	5.26%
Loans	143,926	12,352	8.58%

Sub-total earning assets	190,868	14,585	7.64%
Other assets	11,313

Total assets	$202,181

Liabilities and stockholders’ equity
Interest bearing deposits	$148,333	$7,229	4.87%
Other borrowings	3,730	176	4.72%

Sub-total interest bearing liabilities	152,063	7,405	4.87%
Non-interest bearing deposits	20,584
Other liabilities	1,354
Stockholders’ equity	28,180

Total liabilities and stockholders’ equity	$202,181

Net interest income		$7,180

Net interest rate spread			2.77%

Net interest margin on earning assets			3.76%

      Rate/ Volume Analysis. The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate (dollars in thousands):

	December 31, 2003 to 2002			December 31, 2002 to 2001
	Change in Interest due to:			Change in Interest due to:

	Average	Average	Net	Average	Average	Net
	Balance	Rate	Change	Balance	Rate	Change

Assets
Interest bearing deposits with banks	$72	$(26)	$46	$10	$(152)	$(142)
Federal funds sold	(4)	(75)	(79)	(28)	(353)	(381)
Securities, available for sale	(147)	(375)	(522)	14	(369)	(355)
Loans	7,132	(1,272)	5,860	6,159	(1,607)	4,552

Total earning assets	$7,053	$(1,748)	$5,305	$6,155	$(2,481)	$3,674

Liabilities
Interest bearing deposits	$2,234	$(1,597)	$637	$1,819	$(2,473)	$(654)
Other borrowings	468	21	489	761	(7)	754

Total interest bearing liabilities	$2,702	$(1,576)	$1,126	$2,580	$(2,480)	$100

Net interest income			$4,179			$3,574

Net interest rate spread			0.27%			0.59%

Net interest margin on earning assets			0.03%			0.18%

Provision for Loan Losses

      2003 Compared to 2002. The provision for loan losses was $1,699,000 in 2003, compared to $1,052,000 in 2002, an increase of $647,000 or 62%. The increase was primarily due to increased loan volume and higher net charge-offs during 2003. The provision for loan losses is based upon management’s assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, the relevant change in the size and mix of the loan portfolio and current and projected economic conditions. Management currently is not aware of any performing, non-performing or impaired loans that are expected to result in a significant charge-off during 2004.

      2002 Compared to 2001. The provision for loan losses was $1,052,000 in 2002, compared to $920,000 in 2001, an increase of $132,000 or 14%. The increase was primarily due to the provisions for increased loan volume.

Non-Interest Income

      2003 Compared to 2002. Non-interest income was $2,829,000 in 2003, compared to $1,674,000 in 2002, an increase in $1,155,000 or 69%. The increase was primarily due to increases in the gain on the sale of loans. The increase in the gain on the sale of loans was due to the continuation of refinancing activity at a high level during 2003. Loans sold were $137,591,000 and $75,550,000 in 2003 and 2002, respectively. Management expects a lower level of refinancing activity during 2004.

      2002 Compared to 2001. Non-interest income was $1,674,000 in 2002, compared to $1,460,000 in 2001, an increase in $214,000 or 15%. The increase was primarily due to increases in the gain on the sale of loans and service charges on deposit accounts. The increase in the gain on the sale of loans was due to the continuation of refinancing activity at a high level during 2002. Loans sold were $75,550,000 and $72,813,000 in 2002 and 2001, respectively.

Non-Interest Expense

      2003 Compared to 2002. Non-interest expense was $10,735,000 in 2003 compared to $7,372,000 in 2002, an increase of $3,363,000 or 46%. The largest component of the change in non-interest expense was salaries and employee benefits which amounted to $6,231,000 in 2003. In 2002, salaries and employee benefits were $4,295,000. The primary factors for the increase in salaries and employee benefits expense was the addition of a full service branch office in Southgate, Michigan and a regional lending center in Auburn Hills, Michigan. As of December 31, 2003, the number of full time equivalent employees was 119 as compared to 95 as of December 31, 2002. Anticipated growth during 2004 will require additional staff throughout all areas of our bank.

      The second largest component of the change in non-interest expense was commissions on the sale of loans, which amounted to $912,000 in 2003. In 2002, commissions on the sale of loans amounted to $424,000. The primary factor was the increase in the amount of loans, held for sale that were originated during 2003. Our bank originated $129,244,000 and $82,487,000 in loans, held for sale during 2003 and 2002, respectively.

      The third largest component of the change in non-interest expense was occupancy and equipment expense, which amounted to $1,377,000 in 2003. In 2002, occupancy and equipment expense amounted to $997,000. The primary factor in the increase was the opening of a full service branch office in Southgate, Michigan and a regional lending center in Auburn Hills, Michigan. In addition, our bank purchased an operations center in January of 2004 with occupancy expected in the third quarter of 2004.

      2002 Compared to 2001. Non-interest expense was $7,372,000 in 2002 compared to $5,379,000 in 2001, an increase of $1,993,000 or 37%. The largest component of the change in non-interest expense was salaries and employee benefits which amounted to $4,295,000 in 2002. In 2001, salaries and employee benefits were $2,963,000. The primary factor for the increase in salaries and employee benefits expense was the expansion of the lending and operations departments and the opening of the branch office in Southgate in February of 2003. As of December 31, 2002, the number of full time equivalent employees was 95 as compared to 63 as of December 31, 2001.

      The second largest component of the change in non-interest expense was occupancy and equipment expense, which amounted to $997,000 in 2002. In 2001, occupancy and equipment expense amounted to $645,000. The primary factor in the increase was the opening of a branch office in Clinton Township, Michigan and an executive administration center in Dearborn, Michigan.

Income Tax Provision

      2003 Compared to 2002. The income tax expense was $1,807,000 in 2003 compared to $1,357,000 in 2002, an increase of $450,000 or 33%. The increase was primarily due to the increase in income before federal income tax. Refer to Note I of the Notes to Consolidated Financial Statements for additional information.

      2002 Compared to 2001. The income tax expense was $1,357,000 in 2002 compared to $802,000 in 2001, an increase of $555,000 or 69%. The increase was primarily due to the increase in income before federal income tax. Refer to Note I of the Notes to Consolidated Financial Statements for additional information.

Liquidity

      Liquidity is measured by our ability to raise funds through deposits, borrowed funds, capital or cash generated from the repayment of loans and investment securities. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and support our operations. Liquidity is primarily achieved through the growth of deposits and liquid assets as securities available for sale, matured securities, and federal funds sold. Asset and liability management is the process of managing our balance sheet to achieve a mix of earning assets and liabilities that maximizes profitability while providing adequate liquidity.

      Our liquidity strategy is to fund our loan growth with deposits and Federal Home Loan Bank advances and to maintain an adequate level of short-term and medium-term investments to meet typical daily loan and deposit activity. Our bank has the ability to borrow money on a daily basis through correspondent banks via established federal funds purchased lines; however, we view these funds as only a secondary and temporary source of funds. As a member of the Federal Home Loan Bank of Indianapolis (“FHLBI”), our bank has access to the FHLBI’s borrowing programs. Based on ownership of FHLBI stock, available collateral and by bank board resolution, our bank could borrow up to $60 million from FHLBI. In addition to normal loan funding and deposit flow, we must maintain liquidity in order to meet the demand of certain unfounded loan commitments and standby letters of credit. Management monitors fluctuations in loan balances and commitment levels and utilizes such data in managing our overall liquidity.

      The following tables provide information about our bank’s contractual obligations and commitments at March 31, 2004 and December 31, 2003 (dollars in thousands):

At March 31, 2004

Contractual Obligations

	Payments Due By Period

	Less than	1-3	3-5	Over 5
	1 Year	Years	Years	Years	Total

Long-term borrowings	$24	$10,052	$10,562	—	$20,638
Lease commitments	364	680	694	710	2,448
Subordinated debentures	—	—	—	10,000	10,000

Totals	$388	$10,732	$11,256	$10,710	$33,086

Unused Loan Commitments and Letters of Credit

	Amount of Commitment Expiration Per Period

	Less than	1-3	3-5	Over 5
	1 Year	Years	Years	Years	Total

Unused loan commitments	$51,003	$13,606	$805	$14,469	$79,883
Standby letters of credit	890	—	3,000	—	3,890

Totals	$51,893	$13,606	$3,805	$14,469	$83,773

At December 31, 2003

Contractual Obligations

	Payments Due By Period

	Less than	1-3	3-5	Over 5
	1 Year	Years	Years	Years	Total

Long-term borrowings	$24	$10,052	$10,562	$—	$20,638
Lease commitments	389	747	692	736	2,564
Subordinated debentures	—	—	—	10,000	10,000

Totals	$413	$10,799	$11,254	$10,736	$33,202

(dollars in thousands)

Unused Loan Commitments and Letters of Credit

	Amount of Commitment Expiration Per Period

	Less than	1-3	3-5	Over 5
	1 Year	Years	Years	Years	Total

Unused loan commitments	$46,336	$10,055	$838	$15,295	$72,524
Standby letters of credit	776	—	3,000	—	3,776

Totals	$47,112	$10,055	$3,838	$15,295	$76,300

Capital

      Stockholders’ equity is a noninterest-bearing source of funds that provides for asset growth. Stockholders’ equity was $35,749,970, $34,600,931 and $30,691,216 at March 31, 2004, December 31, 2003 and December 31, 2002, respectively.

      In December 2002, we, through Dearborn Bancorp Trust I (“the trust”), issued $10,000,000 of trust preferred securities. Substantially all of the net proceeds were ultimately contributed to our bank as capital and were used to support anticipated growth in assets, fund investments in loans and securities, and for general corporate purposes. Although not part of stockholders’ equity, the trust preferred securities are considered, subject to certain limitations, a component of capital for purposes of calculating regulatory capital ratios. As of March 31, 2004, all $10,000,000 of trust preferred securities were included as Tier 1 capital.

      We are subject to regulatory capital requirements administered by the State of Michigan and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on our financial condition and results of operations. Since our bank commenced operations, both the company and our bank have been categorized as “Well Capitalized,” the highest classification contained within the banking regulations. See “Capitalization” and Note L of the Notes to Consolidated Financial Statements included herein.

      The company’s and our bank’s ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. We most recently declared a 5% stock dividend on May 18, 2004, which was paid on June 18, 2004 to holders of record as of June 4, 2004. We have not paid cash dividends on our common stock since formation in 1992, and we currently have no intentions of doing so in the foreseeable future.

Qualitative and Quantitative Disclosure About Market Risk

      Our primary market risk exposure is interest rate risk and, to a lesser degree, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. We have no agricultural-related loan assets and therefore have no significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be insignificant. Interest rate risk is the exposure of our financial condition to adverse movements in interest rates. We derive our income primarily from the excess of interest collected on our interest-earning assets over the interest paid on our interest-bearing liabilities. The rates of interest earned on the assets and owed on our liabilities generally are established contractually for a period of time. Since market interest rates change over time, we are exposed to lower profitability if we cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to our earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our safety and soundness.

      Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. Our interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, we assess the existing and potential future effects of changes in interest rates on our financial position, including capital adequacy, earnings, liquidity and asset quality.

      We primarily use two interest rate risk measurement techniques. The first, which is commonly referred to as gap analysis, measures the difference between the dollar amounts of interest-sensitive assets and liabilities that will be repriced or mature during a given time period. We have sought to manage our exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of our interest earning assets and interest bearing liabilities. The matching of the assets and liabilities may be analyzed by examining the extent to which the assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on net interest income. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates.

      Different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, and thus changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category. The gap analysis does not take into account such differences. While the interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely using that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. During periods of rising interest rates, our assets tend to have prepayments that are slower than expected and would tend to increase the negative gap position. Conversely, during a period of falling interest rates, our assets would tend to prepay faster than originally expected, thus decreasing the negative gap position. In addition, some of our assets, such as adjustable rate mortgages, have caps on the amount by which their interest rates can change in any single period, and therefore may not reprice as quickly as liabilities in the same maturity category.

      The following table sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at March 31, 2004 and December 31, 2003 which are expected to mature or reprice in each of the time periods shown below (dollars in thousands):

	Interest Rate Sensitivity Period

	1-90	91-365	1-5	Over
	Days	Days	Years	5 Years	Total

At March 31, 2004
Earning assets
Federal funds sold	$11,751	$—	$—	$—	$11,751
Interest bearing deposits with banks	57	—	—	—	57
Mortgage loans held for sale	1,266	—	—	—	1,266
Securities available for sale	11,396	—	84	1,041	12,521
Federal Home Loan Bank stock	1,086	—	—	—	1,086
Total loans, net of non-accrual	174,332	21,237	209,930	13,593	419,092

Total earning assets	199,888	21,237	210,014	14,634	445,773
Interest bearing liabilities
Total interest bearing deposits	236,101	92,156	30,550	—	358,807
Federal Home Loan Bank advances	—	—	20,638	—	20,638
Subordinated debentures	10,000	—	—	—	10,000

Total interest bearing liabilities	246,101	92,156	51,188	—	389,445

Net asset (liability) funding gap	(46,213)	(70,919)	158,826	14,634	$56,328

Cumulative net asset (liability) funding gap	$(46,213)	$(117,132)	$41,694	$56,328

	Interest Rate Sensitivity Period

	1-90	91-365	1-5	Over
	Days	Days	Years	5 Years	Total

At December 31, 2003
Earning assets
Federal funds sold	$7,651	$—	$—	$—	$7,651
Interest bearing deposits with banks	8,325	—	—	—	8,325
Mortgage loans held for sale	1,505	—	—	—	1,505
Securities available for sale	11,723	4,000	103	1,122	16,948
Federal Home Loan Bank stock	1,073	—	—	—	1,073
Total loans, net of non-accrual	166,768	16,118	202,989	13,027	398,902

Total earning assets	197,045	20,118	203,092	14,149	434,404
Interest bearing liabilities
Total interest bearing deposits	204,512	103,660	32,366	—	340,538
Federal Home Loan Bank advances	—	—	20,638	—	20,638
Subordinated debentures	10,000	—	—	—	10,000

Total interest bearing liabilities	214,512	103,660	53,004	0	371,176

Net asset (liability) funding gap	(17,467)	(83,542)	150,088	14,149	$63,228

Cumulative net asset (liability) funding gap	$(17,467)	$(101,009)	$49,079	$63,228

      The second interest rate measurement used is commonly referred to as net income simulation analysis. We believe that this methodology provides a more accurate measurement of interest rate risk than gap analysis. The simulation model assesses the directions and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumption are inherently uncertain, subject to fluctuation and revision in a dynamic environment; therefore, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes, changes in market conditions and our strategies, among other factors.

      We conducted an interest rate simulation as of March 31, 2004 and December 31, 2003, that assumed a gradual change in market rates occurred over the following twelve months. The following table reflects the suggested impact on net interest income over the next twelve months (dollars in thousands):

At March 31, 2004	Change in	Interest Income
Interest Rate Change	Net Amount	Percent

+300 Basis Points	$2,864	15.29%
+200 Basis Points	1,363	7.28%
+100 Basis Points	376	2.01%
-100 Basis Points	(46)	(0.25)%
-200 Basis Points	(107)	(0.57)%
-300 Basis Points	(149)	(0.80)%

At December 31, 2003	Change in	Interest Income
Interest Rate Change	Net Amount	Percent

+300 Basis Points	$5,227	24.53%
+200 Basis Points	2,534	11.89%
+100 Basis Points	673	3.16%
-100 Basis Points	(854)	(4.01)%
-200 Basis Points	(1,562)	(7.33)%
-300 Basis Points	(2,130)	(10.00)%

BUSINESS

Overview

      We are a single bank holding company headquartered in Dearborn, Michigan and own Community Bank of Dearborn, our principal operating subsidiary. We were incorporated in September 1992 under the laws of the State of Michigan. Our bank, which commenced business in February 1994, is a full service community bank and together with its subsidiaries, is focused on serving small- to medium-sized businesses, professionals and households from eight offices located in Wayne, Macomb and Oakland Counties, Michigan. We provide a wide range of business and personal banking services, including checking and savings accounts, money market accounts, certificates of deposits, travelers’ checks, money orders, safe deposit boxes, and commercial, mortgage and consumer loans.

      We also operate several non-bank subsidiaries. In August 1997, we introduced Community Bank Insurance Agency, Inc., a wholly-owned subsidiary of our bank, which primarily functions as a sales agent for our own insurance policies and holds a minority interest in a title insurance company which allows us to offer title insurance to our customers. In May 2001, we formed Community Bank Mortgage, Inc., a wholly-owned subsidiary of our bank, to increase the profitability and efficiency of our bank’s mortgage loan function. In March 2002, we formed Community Bank Audit Services, Inc., a wholly-owned subsidiary of our bank, which provides internal audit and compliance consulting to other small community banks. In December 2002, we formed a trust as a wholly-owned business trust subsidiary for the purpose of issuing cumulative trust preferred securities.

      To date, we have raised capital from a private placement of common stock in 1993, a rights offering in 1996, an initial public offering in 1998 and the issuance of cumulative trust preferred securities in 2002.

Business Strategy

      Growth Through Branch Expansion. Since commencing operations, our growth has been accomplished solely through internal growth. The internal growth has been aided by creating a network of eight offices. We expect to continue our historic pattern of expanding our footprint by adding offices in contiguous areas of our existing market and by filling gaps between our existing offices. We believe that the demographics and growth characteristics of our markets should also provide significant opportunities for us to grow our loan and deposit relationships at an existing office.

      Emphasize Community Banking. We strive to maintain a strong commitment to community banking. Our goal is to attract small- to medium-sized businesses and individuals as customers who wish to conduct business with a local commercial bank that demonstrates an active interest in their business and personal affairs. We are becoming increasingly sophisticated in our ability to analyze our customer relationships, which increases our ability to recognize the opportunity to offer additional products and services that will expand the relationship. We believe our ability to deliver products and services in a highly personalized manner helps differentiate us from larger, regional banks operating in our market areas.

      Hire Experienced, Local Bankers. Our strategy has revolved around the hiring of experienced, local banking professionals and relationship managers to run our offices, call on customers and originate loans and deposits. We encourage our employees to be active in community affairs and business, trade and service organizations. Our senior loan officers have an average of over 20 years of experience in the financial services industry and have operated in our market area through a wide range of economic cycles and lending market conditions. We believe that the recruitment of banking professionals with significant experience in, and knowledge of, our markets facilitates our growth and partially mitigates the credit risk associated with our rapidly- growing loan portfolio.

      Capitalize on Consolidation in Our Market. Several of the financial institutions within our market area have either been acquired by, or merged with, larger or out-of-state financial institutions. In some cases, when these consolidations occurred, the ensuing employee and customer disruptions created opportunities for us to attract experienced personnel and establish relationships with customers wishing to conduct business with a locally-managed institution with strong ties to the community. We have positioned ourselves to capitalize on any business opportunities that my result from customer dislocation associated with these and future consolidations.

      Focus on Commercial Real Estate Lending. While we offer a full range of consumer and commercial loan products, our primary lending focus will continue to be providing local businesses with loans secured by owner-occupied real estate. Typically, we seek commercial real estate lending relationships with customers borrowing from $500,000 to $4 million. Although our legal lending limit was approximately $10 million as of March 31, 2004, our Board of Directors has set our current in-house lending limit at $4 million. Our in-house limit accommodates the vast majority of lending opportunities we encounter. If local businesses have credit needs beyond the scope of our in-house lending capacity, we may participate out a portion of the credit with other financial institutions in order to accommodate our customers’ needs. As of March 31, 2004, commercial real estate loans comprised 53% of our loan portfolio, and we had no relationships borrowing more than $4 million from our bank.

Market Area

      Our current market area includes Wayne, Macomb and Oakland Counties, which are all located in southeastern Michigan. We currently have offices in the following communities: Auburn Hills, Canton Township, Clinton Township, Dearborn, Dearborn Heights, Plymouth Township and Southgate, Michigan. Our market area has a diverse economy based primarily on manufacturing, retail and service businesses. According to 2000 U.S. Census Data, the populations of Wayne (excluding the City of Detroit), Macomb and Oakland Counties were 1,109,892, 788,149 and 1,194,156, respectively, while median household incomes for such counties were $50,848, $52,102 and $61,907, respectively.

      Our market area represents a significant banking market in the State of Michigan. According to the Federal Deposit Insurance Corporation, total deposits in Wayne (excluding the City of Detroit), Macomb and Oakland Counties, including those of banks and thrifts, were approximately $60.2 billion as of June 30, 2003 which accounted for approximately 44% of the total deposit market share in the State of Michigan and has increased over 33% from $45.1 billion in deposits as of June 30, 1999.

Loan Policy

      As a routine part of our business, we make loans to individuals and businesses located within our market area. Our lending operation has two primary functions: to provide a means for the investment of funds at a profitable rate of return with an acceptable degree of risk, and to meet the credit needs of the responsible businesses and individuals who are our customers. However, we recognize that in the normal business of lending, some losses on loans will be inevitable and should be considered a part of the normal cost of doing business. Under our loan policy, lending authority for loans in excess of $50,000 is granted to a limited number of officers, each of whom has over 20 years of banking experience. Currently this group consists of Michael J. Ross, President and CEO; Warren R. Musson, Senior Vice President and Head of Lending; Stephen C. Tarczy, Northeast Regional President; Daniel P. Brophy, Vice President and Head of Credit; and William T. LaRosa, Oakland Regional President.

      Our loan policy anticipates that our lending priorities will change from time to time as interest rates, market conditions and competitive factors change. The policy sets forth guidelines on a nondiscriminatory basis for lending in accordance with applicable laws and regulations. The policy describes various criteria in granting loans, including the ability to pay; the character of the customer; evidence of financial responsibility; purpose of the loan; knowledge of collateral and its value; terms of repayment; source of repayment; payment history; and economic conditions.

      The loan policy specifies individual lending limits for certain officers up to a maximum of $50,000 for unsecured loans and $100,000 for secured loans. When certain officers have the approval of certain other officers, these limits may be increased to $500,000. Loans of greater than $500,000 require the approval of our Loan Committee and loans greater than $1,000,000 require the approval of our Executive Loan Committee.

Loans in excess of $4,000,000 up to the legal maximum authorized by law require the approval of our Board of Directors.

      The loan policy also limits the amount of funds that may be loaned against specified types of collateral including: listed securities — not greater than 80% loan to value; U.S. Government securities — not greater than 90% loan to value; and insured bank deposits — not greater than 100% loan to value. As to loans secured principally by real estate, the policy complies with the FIRREA Act of 1989 regarding appraisals of the property offered as collateral by licensed independent appraisers. The loan policy also provides general guidelines as to collateral, provides for environmental reviews, contains specific limitations with respect to loans to employees, executive officers and directors, provides for problem loan identification, establishes a policy for the maintenance of a loan loss reserve, provides for loan reviews and sets forth policies for mortgage lending and other matters relating to our lending business.

Lending Practices

      Commercial Loans. Our commercial lending group originates commercial loans primarily in Wayne, Macomb and Oakland Counties in southeastern Michigan. Commercial loans are originated by a group of lending officers with the assistance of Michael J. Ross and Warren R. Musson. Loans are originated for general business purposes, including working capital, accounts receivable financing, machinery and equipment acquisition, and commercial real estate financing including new construction and land development.

      Working capital loans are often structured as a line of credit and are reviewed periodically in connection with the borrower’s year-end financial reporting. These loans generally are secured by all of the assets of the borrower, a personal guaranty of the owners and have an interest rate plus a margin tied to the national prime rate. Loans for machinery and equipment purposes typically have a maturity of five to seven years and are fully amortizing. Commercial real estate loans are usually written with a five-year maturity and are amortized over a fifteen to twenty-year period. Commercial real estate loans may have an interest rate that is fixed to maturity or float with a margin over the prime rate or another index. Fixed rate loans typically contain a pre-payment premium.

      We evaluate all aspects of a commercial loan transaction in order to minimize credit and interest rate risk. Underwriting includes an assessment of management, products, markets, cash flow, capital, income and collateral. The analysis includes a review of historical and projected financial results. Appraisals are obtained by licensed independent appraisers who are well known to us on transactions involving real estate and, in some cases, equipment.

      Commercial real estate lending involves more risk than residential lending, because loan balances are greater and repayment is dependent upon the borrower’s operations. We attempt to minimize risk associated with these transactions by limiting our exposure to existing well-known customers and new customers with an established profitable history. Risk is further reduced by limiting the concentration of credit to any one borrower as well as the type of commercial real estate financed.

      Residential Real Estate Loans. Our subsidiary, Community Bank Mortgage, Inc. originates residential real estate loans in its market area according to secondary market underwriting standards. These loans provide borrowers with a fixed interest rate with terms up to thirty years. Loans are sold on a servicing released basis in the secondary market with all interest rate risk and credit risk passed to the purchaser. Community Bank Mortgage, Inc. from time to time may elect to underwrite certain residential real estate loans to be held in its own loan portfolio. These loans are generally underwritten with the same standards that apply to the secondary market. The majority of the portfolio loans have a fixed rate of interest for first five years, then the interest rate is indexed to the one-year treasury rate and adjusts annually.

      Consumer Loans. We originate consumer loans for a wide variety of personal financial requirements. Consumer loans include home equity lines of credit, and loans secured by new and used automobiles, boats, savings accounts as well as overdraft protection for checking account customers. We also purchase retail installment loans from a select list of automobile dealerships located primarily in our market.

      Consumer loans, except for home equity lines of credit, generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. While we do not utilize a formal credit scoring system, we believe our loans are underwritten carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability, and monthly income. These loans are generally repaid on a monthly repayment schedule with the source of repayment tied to the borrower’s periodic income. In addition, consumer lending collections are dependent on the borrower’s continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We believe that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of the communities and customers that we serve.

      Allowance for Loan Losses. An allowance for loan losses is maintained at a level that we consider adequate to provide for losses in the loan portfolio. Allowances for loan losses are based upon our experience and estimates of the net realizable value of collateral in each loan portfolio. Our Board of Directors and senior management review the allowance quarterly. Our evaluation takes into consideration experience, the level of classified assets, non-performing loans, the current level of the allowance as it relates to the total loan portfolio, projected charge-offs, current economic conditions, recent regulatory examinations and other factors.

      Delinquent Loans, Non-performing Assets and Classified Assets. When a borrower fails to make a required payment on a loan, our bank attempts to cause the deficiency to be cured by contacting the borrower. In most cases, deficiencies are cured promptly as a result of these collection efforts.

      When a borrower fails to make a timely payment, the borrower will receive a delinquency notice within 15 days of the due date. When the payment reaches 30 days past due, a second notice will be sent and a phone call will be made. In most cases, delinquencies are paid promptly. Generally, if a real estate loan becomes 90 days delinquent, the borrower and collateral will be assessed to determine whether foreclosure action is required. When deemed appropriate by management, a foreclosure action will be instituted or a deed in lieu of foreclosure will be pursued.

      Loans that are 90 days past due and are not well secured and in the process of collection will be placed on non-accrual status. Under-collateralized loans that are 90 days past due will be fully or partially charged-off. The amount charged-off will be charged against the loan loss allowance.

      Our bank has developed a risk-rating system to quantify loan quality. The system assigns a risk rating from 1 to 9 for each loan. Classified loans are those with risk ratings of 5 or higher. Each loan rating is determined by analyzing the borrowers’ management, financial ability, sales trends, operating results, financial conditions, asset protection, contingencies, payment history, financial flexibility, credit enhancements and other relevant factors. Loans that fall into the classified categories are monitored on a regular basis and proper action is taken to minimize the Bank’s exposure. Losses or partial losses will be taken when they are recognized.

      Our bank’s risk rating system is similar to that used by regulatory agencies. Problem assets are classified as “substandard” (risk rating 7), “doubtful” (risk rating 8) or “loss” (risk rating 9). “Substandard” assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. “Doubtful” assets have the same weaknesses as “substandard” assets, with the additional characteristics that (i) the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and (ii) there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that its continuance as an asset of the institution is not warranted. The regulations also contain “special mention” (risk rating 6) and “watch credit” (risk rating 5) categories, consisting of assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but which possess credit deficiencies or potential weaknesses deserving management’s close attention.

      Generally, our bank classifies as “substandard” all loans that are delinquent more than 90 days, unless management believes the delinquency status is short-term due to unusual circumstances. Loans delinquent fewer than 90 days may also be classified if the loans have the characteristics described above rendering classification appropriate.

      The aggregate amounts of our bank’s classified assets at March 31, 2004 and December 31, 2003, were as follows (dollars in thousands):

	Rating	March 31, 2004	December 31, 2003

Watch credit	5	$2,267	$1,545
Special mention	6	2,732	0
Substandard	7	1,691	2,061
Doubtful	8	0	0
Loss	9	0	0

Total classified assets		$6,690	$3,606

      The following table reflects the amount of loans in delinquent status as of March 31, 2004 and December 31, 2003 (dollars in thousands):

	March 31, 2004	December 31, 2003

Loans delinquent
30 to 89 days	$1,998	$812
90 or more days	384	19

Total delinquent loans	$2,382	$831

Ratio of total delinquent loans to total loans	0.57%	0.21%

Deposits and Other Services

      Deposits. We offer a broad range of deposit services, including checking, savings, and money market accounts, certificates of deposit and direct deposit services. Transaction accounts and certificates of deposit are tailored to our primary market area at rates competitive with those offered in our area. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. We solicit deposit accounts from individuals, businesses, associations, financial institutions and government entities.

      Other Services. We offer a courier service for the deposit convenience of our business customers. We also offer a voice response, automated telephone banking service, available 24 hours a day and check imaging options including statements on CD ROM. We expect to begin offering internet banking to our customers during the fourth quarter of 2004.

Investments

      Our principal investments are our investment in the common stock of our bank and the common securities of the trust. Our funds may be invested from time to time in various debt instruments, including obligations of or guaranteed by the United States, general obligations of a state or political subdivision or an agency of a state or political subdivision, banker’s acceptances or certificates of deposit of United States commercial banks, or commercial paper of United States issuers rated in the highest category by a nationally-recognized investment rating service. We are permitted to make unlimited portfolio investments in equity securities and to make equity investments in subsidiary corporations engaged in certain non-banking activities, including real estate-related activities such as mortgage banking, community development, real estate appraisals, arranging equity financing for commercial real estate, and owning and operating real estate used substantially by our bank or acquired for its future use. However, we have no present plans to make any of these equity investments. Our Board of Directors may alter our investment policy at any time without shareholder approval.

      Our bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, our bank is prohibited from investing in equity securities. Under one exception, in certain circumstances and with the prior approval of the FDIC, our bank could invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in the acquisition and development of real property for sale, or the improvement of real property by construction or rehabilitation of residential or commercial units for sale or lease. Our bank has no present plans to make such an investment. Real estate acquired by our bank in satisfaction of or foreclosure upon loans may be held by our bank. Our bank is also permitted to invest in such real estate as is necessary for the convenient transaction of its business. Our bank’s Board of Directors may alter the investment policy without shareholder approval at any time.

Effect of Government Monetary Policies

      Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government, its agencies and the Federal Reserve Board. The Federal Reserve Board’s monetary policies have had, and will continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation and avoid a recession. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary fiscal authorities including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or our business and earnings.

Supervision and Regulation

      We are a registered bank holding company and subject to the supervision of the Federal Reserve Board. We are required to file with the Federal Reserve Board annual reports and such other information as the Federal Reserve may require under the Bank Holding Company Act of 1956, as amended. We and the bank are each subject to examination by the Federal Reserve Board.

      The Bank Holding Company Act requires every bank holding company to obtain prior approval of the Federal Reserve Board before it may merge with or consolidate into another bank holding company, acquire substantially all assets of any bank, or acquire ownership or control of any voting shares of any bank, if after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank holding company or bank. The Federal Reserve Board may in its discretion approve the acquisition by us of the voting shares or substantially all assets of a bank located in Michigan and, subject to certain restrictions, located in any other state.

      The Bank Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank, and from engaging in any business other than that of banking, managing and controlling banks and their subsidiaries. Holding companies may engage in, and may own shares of companies engaged in, certain businesses found by the Federal Reserve Board to be closely related to banking or the management or control of banks. Under current regulations of the Federal Reserve Board, a holding company and its non-bank subsidiaries are permitted to engage in investment management, sales and consumer finance, equipment leasing, data processing, discount securities brokerage, mortgage banking and brokerage, and other activities. These activities are subject to certain limitation imposed by the regulations.

      Transactions between our holding company and bank are subject to various restrictions imposed by state and federal law. Such transactions include loans and other extensions of credit, purchases of securities, any payments of fees and other distributions. Federal law places restrictions on the amount and nature of loans to executive officers, directors and controlling persons of banks insured by the Federal Deposit Insurance Corporation and holding companies controlling such banks.

      Our bank is a state chartered bank and subject to regulation and examination by the Michigan Office of Financial and Insurance Services. Through our bank, we are also subject to certain provisions of the Federal Deposit Insurance Act and regulations issued under that act. The regulations affect many of our activities, including the permissible types and amounts of loans, investments, capital adequacy, branching, interest rates payable on deposits, required reserves, and the safety and soundness of our practices. Our bank is non-member bank of the Federal Reserve Board and is regulated and examined by the Federal Deposit Insurance Corporation.

Competition

      We face strong competition for deposits, loans and other financial services from numerous banks, savings banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as we are. Many of the financial institutions and financial services organizations aggressively compete for business in our market area. Most of these competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than us, and are able to offer certain services that we do not currently provide, including more extensive branch networks, trust services, and international banking services. In addition, most of these entities have greater capital resources than us, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we could provide. Additionally, legislation regarding interstate branching and banking may increase competition in the future from out-of-state banks.

Employees

      As of June 1, 2004, we had 133 employees, including 42 officers and 91 customer service, operations and other support persons. We believe that our relations with our employees are excellent.

Legal Proceedings

      We may be involved from time to time in various routine legal proceedings incidental to our business. We are not engaged in any legal proceeding that is expected to have a material adverse effect on our results of operations or financial position.

MANAGEMENT

      The following table sets forth certain information about our directors and executive officers and the officers and directors of our bank:

Name	Position with the Company	Position with Our Bank

John E. Demmer	Chairman of the Board	Chairman of the Board

Richard Nordstrom	Vice Chairman and Director	Director

Michael J. Ross	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director

Jeffrey L. Karafa	Vice President, Treasurer and Secretary	Senior Vice President, Chief Financial Officer and Secretary

William T. LaRosa	—	Oakland Regional President

Warren R. Musson	—	Senior Vice President

Stephen C. Tarczy	—	Northeast Regional President

Jeffrey J. Wolber	—	Senior Vice President

Margaret I. Campbell	Director	Director

William J. Demmer	Director	Director

Michael V. Dorian, Jr.	Director	Director

David Himick	Director	Director

Donald G. Karcher	Director	Director

Bradley F. Keller	Director	Director

Jeffrey G. Longstreth	Director	Director

Robert C. Schwyn	Director	Director

Ronnie J. Story	Director	Director

      The members of the Board of Directors of the company are divided into three classes, each class to be as nearly equal in number as possible, with each class to serve a three-year term. The entire Board of Directors of our bank is elected annually by its shareholder, the company. Officers of the company and our bank are elected annually by their respective Boards of Directors and perform such duties as are prescribed in the bylaws or by the Board of Directors.

      The principal occupation and other information for each director and executive officer of the company and our bank is set forth below:

      John E. Demmer, age 80, has served as Chairman of the Board of the company and Chairman of the Board of our bank since 1992. Mr. Demmer has been a Ford Motor Company dealer since 1957. Mr. Demmer is Chairman of the Board and Chief Executive Officer of Jack Demmer Ford, Inc. and Jack Demmer Lincoln Mercury, Inc.

      Richard Nordstrom, age 77, has served as Vice Chairman and a director of the company since 1998. From 1992 to 1997, Mr. Nordstrom served as President and a director of the company. Mr. Nordstrom was Chairman of Nordstrom Samson Associates, a Dearborn architectural and engineering firm which he co-founded in 1960 until 1996 when he retired.

      Michael J. Ross, age 54, has served as a director of the company since 1994, President of the company since January 1998 and Chief Executive Officer of the company since 2003 and as a director, President and Chief Executive Officer of our bank since 1993. Mr. Ross has been in banking since 1972 when he joined

Manufacturers National Bank in Detroit (now part of Comerica Bank) where he gained experience in lending, operations and administrative planning. He was promoted to Vice President in 1984. In 1987, Mr. Ross became President, Republic Bank — Flint; and in 1991, President of Republic Bank — South East. In 1992 he resigned to open Mike Ross and Associates, Inc., a bank consulting firm that served smaller and mid-size independent banks in Michigan. Mr. Ross is a member of the Goodwill Industries Foundation Board, Oakwood Healthcare System Foundation Board, Dearborn Goodfellows and Dearborn Chamber of Commerce.

      Jeffrey L. Karafa, age 39, has served as Vice President and Treasurer of the company since 1998, Secretary of the company since 1999, Senior Vice President and Chief Financial Officer of our bank since 2000, Secretary of our bank since 1999, Vice President of our bank since 1996, and Assistant Vice President of our bank from 1994 to 1996.

      William T. LaRosa, age 55, has served as Oakland Regional President of our bank since 2002, Market Executive of Citizens Bank from 2000 to 2002, Community President of Citizens Bank from 1996 to 2000, and Chairman and CEO of National Bank of Royal Oak from 1993 to 1996.

      Warren R. Musson, age 48, has served as Senior Vice President, Head of Lending, of our bank since 2000, Vice President of our bank since 1999, Senior Vice President and Senior Loan Officer of Peoples State Bank from 1993 to 1999.

      Stephen C. Tarczy, age 54, has served as Northeast Regional President of our bank since 2001 and President and CEO of Macomb Community Bank from 1995 to 2001.

      Jeffrey J. Wolber, age 48, has served as Senior Vice President, Branch Operations, of our bank since 2000 and was Vice President of our bank from 1994 to 2000.

      Margaret Campbell, age 64, has served as a director of the company since 1992. Mrs. Campbell was President of Kean Manufacturing Corporation, a family owned automotive supply business. She is a past president of the Dearborn Chamber of Commerce and a member of the Board of Oakwood Hospital and the Citizens Advisory Board of the University of Michigan-Dearborn.

      William J. Demmer, age 50, who has served as a director of the company since 2004, is President of Jack Demmer Ford, Inc. and Jack Demmer Lincoln Mercury, Inc. Mr. Demmer is a member of the Detroit Automobile Dealer’s Association and served as co-chairman of the North American International Auto Show in 2002 and 2003.

      Michael V. Dorian, Jr., age 44, who has served as a director of the company since 1994, is a Vice President of Mike Dorian Ford, an automobile dealer.

      David Himick, age 78, who has served as a director of the company since 1995, is retired from the industrial supply business.

      Donald G. Karcher, age 74, has served as a director of the company since 1992, and as a director of our bank since 1993. Mr. Karcher has been Chairman of the Board of Karcher Agency, Inc., a family insurance business, since 1994. Mr. Karcher has served as the President of the Dearborn Chamber of Commerce, the Greater Detroit Association of Insurance Agents, the Detroit Chapter of Charted Property and Casualty Underwriters, the Dearborn Rotary Club and the Dearborn Rotary Foundation.

      Bradley F. Keller, age 62, has served as a director of the company since 1992. Mr. Keller is Chief Executive Officer of Braden Associates, Inc., a business consulting company, and prior thereto served as President of MultiGard Security Systems. Mr. Keller has served as President of the Detroit College of Business Foundation, the Burglar and Fire Alarm Association of Michigan, the Dearborn Rotary Foundation and the Dearborn Rotary Club.

      Jeffrey G. Longstreth, age 61, has served as a director of the company since 1992. He is a real estate broker with Century 21 — Curran and Christie, a real estate company in Dearborn, Michigan. Mr. Longstreth was a director of the Dearborn Board of Realtors for seven years, a past President of the Board and previously selected as Realtor of the Year.

      Robert C. Schwyn, age 65, has served as a director of the company since 1994. He is a physician.

      Ronnie J. Story, age 57, has served as a director of the company since 1994. He is President and Chief Executive Officer of Story Development Corporation, a real estate building company, and Story Brothers Grading and Excavating, Inc.

      Except as otherwise indicated above, each director and executive officer has had the same occupation during the past five years.

      We have entered into an employment agreement with Michael J. Ross whereby he is employed as President and Chief Executive Officer of our bank for an initial term ending June 19, 2008 (subject to automatic annual one-year extensions, unless either party gives notice that the agreement shall not be extended). The agreement provides for an annual base salary of $250,000, subject to annual review. Our compensation committee may also award Mr. Ross an annual bonus based upon attainment of specific goals and objectives established by our compensation committee. If we terminate Mr. Ross’s employment during the term of the agreement without “cause” (as defined in the agreement) or if he terminates for “good reason” (as defined in the agreement), he will be entitled to receive (i) his annual base salary through the date of termination, (ii) a cash amount equal to his annual base salary in effect at the termination date times 2.9 plus a cash amount equal to the highest bonus awarded him during the previous three years prior to the termination date times 2.9, (iii) outplacement services, (iv) for two years after termination, all employee benefits he was receiving prior to termination, (v) continued medical coverage for a period of time, and (vi) assignment to Mr. Ross of our bank’s interest in any insurance policies on his life. Mr. Ross would also be entitled to receive additional payments if any amount payable to him on termination of employment is subject to tax under Section 4999 of the Internal Revenue Code. The agreement also contains a noncompetition covenant for a period of eighteen months following termination of employment.

      We have entered into agreements with Messrs. Karafa, LaRosa, Musson, Tarczy and Wolber which provide that these persons would have specific rights and receive certain benefits if, during the term of the agreements, either we terminated the person’s employment without “cause” (as defined in the agreements) or the person terminates employment for “good reason” (as defined in the agreements). In these circumstances, the person would be entitled to receive (a) full base salary through the date of termination, including unearned vacation pay, (b) a cash amount equal to the person’s annual base salary in effect on the termination date and a cash amount equal to the highest annual bonus awarded to the person during the previous three years prior to the termination date, (c) outplacement services, (d) full vesting of any stock options, (e) for twelve months after the termination date, all employee benefits the person was receiving prior to termination, (f) continued medical coverage for a period of time, and (g) assignment to the person of our interest in any insurance policies on the person’s life. The agreements have an initial term of five years and are renewable each year thereafter unless either party gives notice that the agreements will not be renewed.

SECURITY OWNERSHIP

Management

      The following table sets forth, as of June 24, 2004, the number of shares of our common stock beneficially owned by each director, each executive officer and all directors and executive officers as a group.

	Number		Percent
Name of Individual	of Shares(1)		of Class

Margaret Campbell	28,929	(2)	*
John E. Demmer	206,951	(3)(4)	6.60
William J. Demmer	40,870	(4)(5)	1.30
Michael V. Dorian, Jr.	54,600		1.74
David Himick	297,495	(6)	9.49
Jeffrey L. Karafa	46,699	(7)(8)	1.47
Donald G. Karcher	45,910	(9)	1.46
Bradley F. Keller	123,362	(10)	3.93
William T. LaRosa	14,654	(7)(8)	*
Jeffrey G. Longstreth	13,343	(11)	*
Warren R. Musson	75,431	(7)(8)(12)	2.36
Richard Nordstrom	70,539	(13)	2.25
Michael J. Ross	141,439	(7)(8)(14)	4.33
Robert C. Schwyn	39,490	(15)	1.26
Ronnie J. Story	75,386		2.40
Stephen C. Tarczy	31,473	(7)(8)(16)	1.00
Jeffrey J. Wolber	59,264	(7)(8)	1.89
All Directors and Executive Officers as a Group (17 persons)	1,365,552	(17)	39.40

*	Less than one percent.

(1)	Beneficial ownership of shares, as determined in accordance with applicable Securities and Exchange Commission rules includes shares as to which a person has or shares voting power and/or investment power. Some of the shares listed may be held jointly with, or for the benefit of, spouses or children of the person indicated.

(2)	Includes 2,969 shares owned by Mrs. Campbell’s husband.

(3)	Includes 71,436 shares held by Mr. Demmer’s wife as a Trustee of a trust.

(4)	Includes shared voting and ownership of 283 shares held by Jack Demmer Ford, Inc., of which John E. Demmer is the Chairman of the Board and Chief Executive Officer and of which William J. Demmer is the President.

(5)	Includes 6,723 shares owned by Mr. Demmer’s wife.

(6)	Includes 672 shares, for which Mr. Himick has the power to vote and dispose, held by the Himick Family Investment Club.

(7)	The number of shares shown in the table includes shares that may be acquired upon the exercise of stock options within 60 days of June 24, 2004, by the following executive officers: Mr. Karafa — 39,152 shares; Mr. LaRosa — 14,470 shares; Mr. Musson — 61,623 shares; Mr. Ross — 129,005 shares; Mr. Tarczy — 27,449 shares; and Mr. Wolber — 57,803 shares.

(8)	Includes shares held in the Community Bank of Dearborn 401(k) Trust as follows: Mr. Karafa — 6,528 shares; Mr. LaRosa — 184 shares; Mr. Musson — 7,490 shares; Mr. Ross — 5,553 shares; Mr. Tarczy — 746 shares; and Mr. Wolber — 557 shares.

(9)	Includes 9,712 shares held by Mr. Karcher’s wife as a Trustee of a trust.

(10)	Includes 3,510 shares owned by Mr. Keller’s wife.

(11)	Includes 863 shares owned by Mr. Longstreth’s wife.

(12)	Includes 518 shares owned by Mr. Musson’s wife and a total of 838 shares owned by his two children.

(13)	Includes 47,333 shares held in the Nordstrom Family Limited Partnership of which Mr. Nordstrom and his wife each have a 10% ownership position. Mr. Nordstrom has 100% voting power in the partnership.

(14)	Excludes 66,274 shares in Community Bank of Dearborn 401(k) Trust of which Mr. Ross is a co-trustee.

(15)	Includes 27,660 shares held for the benefit of Dr. Schwyn in a defined benefit plan trust.

(16)	Includes 470 shares owned by Mr. Tarczy’s wife.

(17)	Includes 329,501 shares that may be acquired upon the exercise of stock options.

Five Percent Beneficial Owners

      The following table sets forth as of June 24, 2004 the number of shares of our common stock owned by the only persons who were known by us to own beneficially, as determined in accordance with applicable Securities and Exchange Commission rules including shares as to which a person has or shares voting power and/or investment power, more than five percent of our common stock.

Name and Address	Number		Percent
of Beneficial Owner	of Shares		of Class

David Himick 1905 Newman Trenton MI 48183	297,495	(A)	9.49
John E. Demmer 24940 Ward Dearborn MI 48124	206,951	(B)	6.60

(A)	Includes 672 shares, for which Mr. Himick has the power to vote and dispose, held by the Himick Family Investment Club.

(B)	Includes 71,436 shares held by Mr. Demmer’s wife as a Trustee of a trust. Also includes shared voting and ownership of 283 shares held by Jack Demmer Ford, Inc., of which Mr. Demmer is the Chairman of the Board and Chief Executive Officer.

DESCRIPTION OF COMMON STOCK

      Our authorized capital stock consists of 10,000,000 shares of common stock. As of the date of this prospectus, there are 3,136,987 shares of common stock issued and outstanding.

Common Stock

      Dividend Rights. The holders of our common stock are entitled to cash dividends when, as and if declared by our Board of Directors out of funds legally available therefore. Under Michigan law, cash dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation’s total assets equal or exceed the sum of its liabilities.

      Voting Rights. All voting rights are vested in the holders of shares of our common stock. Each share of common stock entitles the holder thereof to one vote on all matters, including the election of directors. Our shareholders do not have cumulative voting rights.

      Preemptive Rights. Holders of our common stock do not have preemptive rights.

      Liquidation Rights. Holders of our common stock are entitled to share on a pro rata basis in our net assets which remain after satisfaction of all liabilities.

      Transfer Agent. Computershare Investors Services, LLC serves as the transfer agent for our common stock.

Certain Charter Provisions

      The following provisions of our Articles of Incorporation may delay, defer, prevent, or make it more difficult for a person to acquire us or to change control of our Board of Directors, thereby reducing our vulnerability to an unsolicited takeover attempt.

      Classification of the Board and Filling Board Vacancies. Our Articles of Incorporation divide the Board into three classes with staggered terms; each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Any vacancies in the Board, or newly created director positions, may be filled only by a 66 2/3% vote of the directors in office, and a majority of the Continuing Directors (as defined in Article X of our Articles of Incorporation).

      Board Evaluation of Certain Offers and Proposed Business Combinations. The Board of Directors is required by the Articles of Incorporation to consider all factors it deems relevant before it approves any offer to acquire our shares of common stock, any offer to merge or consolidate the company with any other entity or to sell all or substantially all of our assets. These factors could include the adequacy and fairness of the consideration to be received, the potential social and economic impact of the transaction on us, our employees, customers and vendors and the communities in which we and our subsidiaries operate.

      Certain Business Combinations, as defined in our Articles of Incorporation, may require a super-majority approval by our shareholders. These Business Combinations include transactions such as a merger or consolidation of the company or a subsidiary, a sale, lease, exchange, mortgage, transfer or other disposition of assets of 10% or more of our net worth, the issuance or transfer of our equity securities or equity securities of one of our subsidiaries having an aggregate fair market value of 5% or more of the market value of our outstanding shares, the adoption of any plan of liquidation or dissolution of the company, or any reclassification of securities or recapitalization which increases the proportionate share of any class of our outstanding securities.

      Super-majority approval of our shareholders is required for any of these Business Combinations in which an “Interested Shareholder” or an Interested Shareholder’s “Affiliate” is involved. An Interested Shareholder includes a person who owns, and in some cases a person who owned, directly or indirectly, 10% or more of the voting power of the outstanding shares of our common stock. If a Business Combination is subject to these provisions, it would require the approval of shareholders owning at least 66 2/3% of the voting power of the outstanding shares of our common stock. In addition, shareholders holding not less than two-thirds of the outstanding shares of our common stock not owned directly or indirectly by the Interested Shareholder or the Interested Shareholder’s Affiliates or Associates (as such terms are defined in the Securities Exchange Act of 1934 in effect on the date of the filing of our Articles of Incorporation) must approve the Business Combination.

      A super-majority vote is not required if the Business Combination is approved by a majority of Directors who are unaffiliated with the Interested Shareholder and were members of the Board before the Interested Shareholder owned 10% of our shares. Such a Director and such Director’s successor who is unaffiliated with the Interested Shareholder and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board is defined in our Articles of Incorporation as a “Continuing Director.”

      A super-majority vote also will not be required when the aggregate amount of cash and the fair market value of consideration other than cash to be received per share by our shareholders exceeds a stated amount. This amount is the higher of the fair market value per share or the highest price per share paid by the Interested Shareholder. There are certain additional requirements contained in our Articles of Incorporation that must be met to avoid the super-majority vote requirement.

      It is the duty of a majority of the Continuing Directors to determine the facts necessary for evaluating compliance with our Articles of Incorporation. These facts include whether a person is an “Interested Shareholder,” the number of shares owned by each shareholder, the proposed purchase price of shares, and the company’s net worth. The good faith determination of the Continuing Directors on such matters shall be conclusive and binding for all purposes.

      Our Articles of Incorporation expressly provide that nothing contained in the provisions dealing with Business Combinations shall be construed to relieve any member of the Board of Directors or any Interested Shareholder from any fiduciary duty imposed by law upon them. In addition, our Articles of Incorporation expressly provide that we shall not be governed by the provisions of the Michigan Business Corporate Act dealing with regulation of Business Combinations (Chapter 7A) unless the Board of Directors by a majority vote of the Continuing Directors elects to have us governed by such provisions.

      Shareholder Equity Provisions of the Michigan Business Corporation Act. In addition to the foregoing charter provisions contained in our Articles of Incorporation, the MBCA conditions the acquisition of voting control of certain Michigan business corporations on the approval by the majority of the pre-existing disinterested shareholders. In general, these provisions deny voting rights to those persons who make purchase offers or investors who increase their holdings above any of the “Control Share” levels (described below), unless they are granted voting rights by a majority vote of all disinterested shareholders (shareholders excluding the bidders or owners of Control Shares and the corporation’s officers and employee-directors). Control Shares are shares that, when added to shares already owned by that person, give the person voting power in the election of directors over any one of three thresholds: one-fifth, one-third and a majority. If the shareholders do not elect to grant voting rights to Control Shares, under certain circumstances, the Control Shares may become subject to redemption by the corporation. The Board of Directors may amend our Bylaws before a Control Share acquisition occurs to provide that these provisions do not apply to us.

Indemnification of Directors and Officers

      Our Articles of Incorporation provide that the company shall indemnify its directors and officers as of right to the fullest extent permitted by law. Our Articles of Incorporation further provide that any persons who are not directors or officers may be similarly indemnified to the extent authorized by the Board of Directors.

      Federal Deposit Insurance Corporation regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the company or our bank to their respective directors or officers otherwise permitted under the MBCA or the Michigan Banking Code, respectively.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the company pursuant to the provisions discussed above or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Limitations of Director Liability

      The MBCA permits corporations to limit the personal liability of their directors in certain circumstances, and our Articles of Incorporation contain such a provision. A director of the company shall not be personally liable to the company or our shareholders for money damages for any action taken or any failure to take any action as a director, except liability for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled, (ii) the intentional infliction of harm by the director on the company or the shareholders of the company, (iii) a violation of Section 551 of the MBCA (certain unlawful actions), or (iv) an intentional criminal act committed by the director.

UNDERWRITING

      Subject to the terms and conditions in the underwriting agreement dated July 19, 2004, the underwriters named below, for whom Oppenheimer & Co. Inc. and Howe Barnes Investments, Inc. are acting as representatives, have severally agreed to purchase from us the respective number of shares of our common stock set forth opposite their names below:

Number of
Underwriters	Shares

Oppenheimer & Co. Inc.	948,750
Howe Barnes Investments, Inc.	316,250

Total	1,265,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

      The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $0.80 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

      We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 189,750 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional 189,750 shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

      The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $203,000.

	Per	Without
	Share	Option	With Option

Underwriting discount payable by us	$1.56	$1,973,400	$2,269,410

      We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      Subject to specified exceptions, each of our directors and our executive officers has agreed, for a period of 120 days after the date of this prospectus, without the prior written consent of Oppenheimer & Co. Inc., not to offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of our common stock or any other security convertible into or exchangeable for our common stock. This agreement also precludes any short sale or other hedging transaction which is designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exchangeable for our common stock.

      In addition, we have agreed that, for 120 days after the date of this prospectus, we will not, without the prior written consent of Oppenheimer & Co. Inc., issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable for our common stock, other than options or shares of common stock granted and/or issued to our officers, directors or employees from time to time in the ordinary course of business pursuant to employment agreements and stock option or stock bonus plans currently in effect.

      Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, the underwriters, in their capacities as market makers in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

      Our common stock is listed on the Nasdaq National Market under the symbol “DEAR.”

      Certain representatives of the underwriters or their affiliates may perform from time to time investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. Oppenheimer & Co. Inc. and Howe Barnes Investments, Inc. are currently market makers in our common stock on the Nasdaq National Market.

LEGAL MATTERS

      The validity of the shares of our common stock offered by this prospectus have been passed upon for us by Dickinson Wright PLLC, Detroit, Michigan. Certain legal matters relating to this offering are being passed upon for the underwriters by Honigman Miller Schwartz and Cohn LLP.

EXPERTS

      Our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002, and 2001, included and incorporated by reference in this prospectus have been audited by Crowe Chizek and Company LLC, independent auditors, as set forth in their report accompanying the financial statements. These financial statements are included in reliance upon this report given upon the authority of Crowe Chizek and Company LLC as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is a part of a Registration Statement on Form S-2 that we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet (http://www.sec.gov) site that contains reports, proxy and information statements, and other information regarding issuers. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

DOCUMENTS INCORPORATED BY REFERENCE

      We incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

      Some information contained in this prospectus updates the information incorporated by reference. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2004; and

•	our Current Reports on Form 8-K dated May 18, 2004, June 29, 2004, and July 7, 2004.

      We also incorporate by reference any filings we make with the SEC under Section 13(a) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that the registration statement is effective.

      Any statement contained in a document incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is incorporated by reference in this prospectus modifies, supersedes or replaces that statement. Any statement that is modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

      We will provide to each person, including any beneficial owner, to whom a prospectus is delivered upon written or oral request at no cost to the requester, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus by contacting Jeffrey L. Karafa, our Vice President, Treasurer and Secretary, at the following address and phone number:

Dearborn Bancorp, Inc.

1360 Porter Street
Dearborn, Michigan 48124-2823
(313) 565-5700

DEARBORN BANCORP, INC. AND ITS SUBSIDIARY

COMMUNITY BANK OF DEARBORN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Dearborn Bancorp, Inc. and Subsidiary
Dearborn, Michigan

      We have audited the accompanying consolidated balance sheets of Dearborn Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dearborn Bancorp, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ CROWE CHIZEK AND COMPANY LLC

Grand Rapids, Michigan

February 25, 2004, except for Note A, Income Per Share,
with respect to the stock dividend distributed June 18,
2004, for which the date is June 18, 2004.

DEARBORN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)

	(In thousands, except share data)
ASSETS
Cash and cash equivalents
Cash and due from banks	$9,149	$5,172	$5,903
Federal funds sold	11,751	7,651	8,572
Interest bearing deposits with banks	57	8,325	4,975

Total cash and cash equivalents	20,957	21,148	19,450
Mortgage loans held for sale	1,266	1,505	9,852
Securities, available for sale	12,521	16,948	22,216
Federal Home Loan Bank stock	1,086	1,073	1,033
Loans
Loans	420,783	400,958	267,522
Allowance for loan loss	(4,632)	(4,314)	(2,875)

Net loans	416,151	396,644	264,647
Bank premises and equipment, net	8,323	5,554	5,276
Accrued interest receivable	1,525	1,461	1,260
Other assets	1,714	1,742	1,366

Total assets	$463,543	$446,075	$325,100

LIABILITIES
Deposits
Non-interest bearing deposits	$37,097	$39,081	$32,457
Interest bearing deposits	358,807	340,538	229,629

Total deposits	395,904	379,619	262,086
Other liabilities
Federal Home Loan Bank advances	20,638	20,638	20,660
Other liabilities	490	463	1,054
Accrued interest payable	761	754	609
Subordinated debentures	10,000	10,000	10,000

Total liabilities	427,793	411,474	294,409
Stockholders’ Equity
Common stock — no par value 10,000,000 shares authorized, 3,108,318, 3,089,732 and 3,026,332 shares outstanding at March 31, 2004, December 31, 2003 and 2002, respectively	34,622	34,451	30,611
Retained earnings	1,302	128	—
Accumulated other comprehensive income	(174)	22	80

Total stockholders’ equity	35,750	34,601	30,691

Total liabilities and stockholders’ equity	$463,543	$446,075	$325,100

The accompanying notes are an integral part of these consolidated statements.

DEARBORN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	March 31,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)

	(In thousands, except share and per share data)
Interest income
Interest on loans, including fees	$6,404	$5,000	$22,764	$16,904	$12,352
Interest on securities, available for sale	71	199	522	1,044	1,399
Interest on deposits with banks	16	40	153	107	249
Interest on federal funds	7	78	125	204	585

Total interest income	6,498	5,317	23,564	18,259	14,585
Interest expense
Interest on deposits	1,660	1,953	7,212	6,575	7,229
Interest on other liabilities	231	229	928	914	176
Interest on subordinated debentures	123	123	491	16	—

Total interest expense	2,014	2,305	8,631	7,505	7,405

Net interest income	4,484	3,012	14,933	10,754	7,180
Provision for loan loss	224	228	1,699	1,052	920

Net interest income after provision for loan loss	4,260	2,784	13,234	9,702	6,260

Non-interest income
Service charges on deposit accounts	132	103	459	357	262
Fees for other services to customers	12	9	29	29	29
Gain on the sale of loans	143	626	2,130	1,082	1,011
Gain on the sale of securities	—	—	89	138	144
Other income	19	13	122	68	14

Total non-interest income	306	751	2,829	1,674	1,460
Non-interest expenses
Salaries and employee benefits	1,817	1,486	6,231	4,295	2,963
Commissions on the origination of loans	63	291	912	424	450
Occupancy and equipment expense	359	322	1,377	997	645
Advertising and marketing	77	82	279	202	149
Stationery and supplies	71	101	317	218	204
Professional services	115	98	338	269	269
Data processing	71	64	280	243	204
Other operating expenses	218	213	1,001	724	495

Total non-interest expenses	2,791	2,657	10,735	7,372	5,379

Income before federal income tax provision	1,775	878	5,328	4,004	2,341
Income tax provision	601	298	1,807	1,357	802

Net income	$1,174	$580	$3,521	$2,647	$1,539

Per share data:
Net income — basic	$0.38	$0.19	$1.15	$0.88	$0.50
Net income — diluted	$0.34	$0.18	$1.06	$0.84	$0.49
Weighted average number of shares outstanding — basic	3,100,514	3,031,901	3,062,361	3,010,287	3,114,405
Weighted average number of shares outstanding — diluted	3,418,646	3,275,413	3,327,786	3,164,588	3,179,838

The accompanying notes are an integral part of these consolidated financial statements.

DEARBORN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years ended December 31, 2003, 2002 and 2001 and Quarter ended March 31, 2004 (unaudited)

			Accumulated
			Other	Total
	Common	Retained	Comprehensive	Stockholders’
	Stock	Earnings	Income	Equity

	(In thousands, except shares)
Balance, January 1, 2001	$27,451	$471	$(159)	$27,763
Repurchase common stock	(1,743)	—	—	(1,743)
Exercise of stock options	125	—	—	125
Stock dividend, declared May 2001	1,113	(1,113)	—	—
Stock dividend, declared November 2001	729	(729)	—	—
Net income	—	1,539	—	1,539
Other comprehensive income
Changes in net unrealized loss on securities held for sale	—	—	475	475
Reclassification adjustment for (gains) losses included in net income	—	—	(144)	(144)

Net change in net unrealized loss on securities available for sale	—	—	331	331
Tax effects	—	—	(112)	(112)

Other comprehensive income	—	—	219	219

Total comprehensive income				1,758

Balance, December 31, 2001	27,675	168	60	27,903

Exercise of stock options	121	—	—	121
Stock dividend, declared May 2002	961	(961)	—	—
Stock dividend, declared December 2002	1,854	(1,854)	—	—
Net income	—	2,647	—	2,647
Other comprehensive income
Changes in net unrealized gain (loss) on securities held for sale	—	—	169	169
Reclassification adjustment for (gains) losses included in net income	—	—	(138)	(138)

Net change in net unrealized loss on securities available for sale	—	—	30	30
Tax effects	—	—	(10)	(10)

Other comprehensive income	—	—	20	20

Total comprehensive income				2,667

Balance, December 31, 2002	$30,611	$—	$80	$30,691

Balance, January 1, 2003	$30,611	$—	$80	$30,691
Exercise of stock options	447	—	—	447
Stock dividend, declared May 2003	1,312	(1,312)	—	—
Stock dividend, declared November 2003	2,081	(2,081)	—	—
Net income	—	3,521	—	3,521
Other comprehensive income
Changes in net unrealized gain (loss) on securities held for sale	—	—	1	1
Reclassification adjustment for (gains) losses included in net income	—	—	(89)	(89)

Net change in net unrealized loss on securities available for sale	—	—	(88)	(88)
Tax effects			30	30

Other comprehensive loss	—	—	(58)	(58)
Total comprehensive income				3,463

Balance, December 31, 2003	34,451	128	22	34,601

Exercise of stock options	171	—	—	171
Net income	—	1,174	—	1,174
Other comprehensive income
Changes in net unrealized gain (loss) on securities held for sale	—	—	(296)	(296)
Tax effects			100	100

Other comprehensive loss	—	—	(196)	(196)
Total comprehensive income				978

Balance, March 31, 2004	$34,622	$1,302	$(174)	$35,750

The accompanying notes are an integral part of these consolidated statements.

DEARBORN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)

	(In thousands)
Cash flows from operating activities
Interest and fees received	$6,434	$5,298	$22,243	$18,084	$15,034
Interest paid	(2,007)	(2,040)	(8,486)	(7,700)	(7,427)
Proceeds from sale of mortgages held for sale	—	(100)	139,721	76,632	73,824
Origination of mortgages held for sale	10,383	43,763	(129,244)	(82,487)	(74,643)
Taxes paid	(10,001)	(41,918)	(2,560)	(1,645)	(935)
Cash paid to suppliers and employees	(2,949)	(2,732)	(8,654)	(6,439)	(4,952)

Net cash provided by (used in) operating activities	1,860	2,271	13,020	(3,555)	901
Cash flows from investing activities
Proceeds from the sale of securities available for sale	—	—	6,199	12,044	24,160
Proceeds from maturities of securities available for sale	4,000	4,000	19,575	24,074	40,642
Proceeds from repayments of securities available for sale	121	232	1,061	774	404
Purchases of securities available for sale	—	(10,913)	(21,622)	(37,430)	(34,575)
Purchase of Federal Home Loan Bank stock	(13)	—	(40)	(33)	(550)
Increase in loans, net of payments received	(19,731)	(20,793)	(133,696)	(86,729)	(53,038)
Purchases of property and equipment	(2,884)	(424)	(757)	(955)	(1,979)

Net cash used in investing activities	(18,507)	(27,898)	(129,280)	(88,255)	(24,936)
Cash flows from financing activities
Net (increase)/decrease in non-interest bearing deposits	(1,984)	(3,434)	6,625	11,016	2,288
Net increase in interest bearing deposits	18,269	63,410	110,908	73,589	11,072
Proceeds from Federal Home Loan Bank advances	—	—	—	660	20,000
Repayments of Federal Home Loan Bank advances	—	—	(22)	—	—
Proceeds from the issuance of subordinated debentures	—	—	—	10,000	—
Principal payments on mortgage payable	—	—	—	—	(467)
Purchase of treasury stock	—	—	—	—	(1,743)
Stock option exercise	171	79	447	121	125

Net cash provided by financing activities	16,456	60,055	117,958	95,386	31,275
Increase (decrease) in cash and cash equivalents	(191)	34,428	1,698	3,576	7,240
Cash and cash equivalents at the beginning of the period	21,148	19,450	19,450	15,874	8,634

Cash and cash equivalents at the end of the period	$20,957	$53,878	$21,148	$19,450	$15,874

Reconciliation of net income to net cash provided by operating activities
Net income	$1,174	$580	$3,521	$2,647	$1,539
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan loss	224	228	1,699	1,052	920
Depreciation and amortization expense	115	109	478	425	392
Accretion of discount on investment securities	(1)	(2)	(13)	(10)	(31)
Amortization of premium on investment securities	11	18	69	152	139
Gain on the sale of investment securities	—	—	(89)	(138)	(144)
(Increase) decrease in mortgages held for sale	239	1,219	8,347	(6,937)	(1,830)
(Increase) decrease in interest receivable	(64)	(19)	(201)	(175)	449
Increase (decrease) in interest payable	7	265	145	(195)	(22)
(Increase) decrease in other assets	128	(192)	(345)	(753)	(487)
Increase (decrease) in other liabilities	27	65	(591)	377	(24)

Net cash provided by (used in) operating activities	$1,860	$2,271	$13,020	$(3,555)	$901

The accompanying notes are an integral part of these consolidated statements.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A —	Summary of Significant Accounting Policies

      A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Basis of Presentation and Operations

      Dearborn Bancorp, Inc. (the “Corporation”) was incorporated in Michigan on September 30, 1992. The Corporation’s primary subsidiary, Community Bank of Dearborn (the “Bank”), began operations on February 28, 1994. The Bank operates eight community banking offices in Dearborn, Dearborn Heights, Plymouth Township, Canton Township, Clinton Township (2), Southgate and Auburn Hills in Michigan, offering a full range of banking services to individuals and businesses. The Bank also operates Community Bank Mortgage, Inc., a mortgage company that originates and services residential and commercial mortgage loans, Community Bank Insurance Agency, an insurance agency with limited activities and Community Bank Audit Services, Inc., a company that offers internal auditing services to financial institutions.

      The Bank’s primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial, residential mortgage, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

      While the Corporation’s management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation’s banking operations are considered by management to be aggregated in one reportable operating segment.

Quarterly Financial Information

      The consolidated financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 included herein have been prepared by the Corporation, without an audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the financial statements and notes thereon included in the Corporation’s 2003 Annual Report to Stockholders on Form 10-K. These consolidated financial statements reflect all adjustments, consisting of normal recurring items which are in the opinion of management necessary for a fair presentation of the results for the interim period. The operating results for the quarter are not necessarily indicative of results of operations for the entire year.

Critical Accounting Policies

      Certain of the Corporation’s accounting policies are important to the portrayal of the Corporation’s financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these material judgments include, but without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses and determining the fair value of securities and other financial instruments.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principles of Consolidation

      The consolidated financial statements include the accounts of Dearborn Bancorp, Inc. and its wholly-owned subsidiary, Community Bank of Dearborn and its wholly-owned subsidiaries, Community Bank Mortgage, Inc., Community Bank Insurance Agency, Inc. and Community Bank Audit Services, Inc. As further discussed in Note H, a trust that had previously been consolidated with the company is now reported separately. All significant intercompany transactions are eliminated in consolidation.

Use of Estimates

      In the preparation of financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that are more susceptible to change in the near term include the allowance for loan losses and fair value of certain financial instruments.

Cash Equivalents

      For purposes of the consolidated statements of cash flows, the Corporation considers cash on hand, cash due from banks, federal funds sold, and interest bearing deposits with other banks to be cash equivalents. Net cash flows are reported for loan and deposit transactions.

Mortgage Loans Held for Sale

      Mortgage loans held for sale are carried at the lower of cost or market on an aggregate basis.

Securities

      When securities are purchased and the Corporation intends to hold the securities for an indefinite period of time but not necessarily to maturity, they are classified as available for sale and carried at fair value. Any decision to sell a security available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Corporation’s assets and liabilities, liquidity demands, regulatory capital considerations, and other similar factors. Cost is adjusted for amortization of premiums and accretion of discounts to maturity. Unrealized gains and losses on available for sale securities are excluded from income and recorded as an amount, net of tax, in other comprehensive income and as a separate component of stockholders’ equity until realized. All of the Corporation’s securities are classified as available for sale. Gains and losses on sales are based on the amortized cost of the security and securities are written down to fair market value when a decline in fair value is not temporary.

Loans

      Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

      Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is generally discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

      All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

      The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectability of the loan balance is confirmed or when required by policy.

Loan Impairment

      A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets

      Assets acquired through or instead of loan foreclosure are initially recorded at the lower of cost or fair value when acquired, establishing a new cost basis. If fair value declines below the new cost basis, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment

      Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements — 5 to 30 years
Furniture and equipment — 3 to 10 years

Long-Term Assets

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Income Taxes

      The Corporation files a consolidated federal income tax return. The Corporation uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance, if needed, reduces deferred tax amounts to the amount expected to be realized.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Compensation

      Employee compensation expense under stock option plans is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-based Compensation (in thousands, except per share data).

	Three Months	Three Months
	Ended	Ended	Years Ended December 31,
	March 31,	March 31,
	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)
Net Income
As reported	$1,174	$580	$3,521	$2,647	$1,539
Less: stock-based compensation expense determined under fair value based method	(9)	(345)	(792)	(651)	(366)

Pro forma	$1,165	$235	$2,729	$1,996	$1,173

Basic income per share
As reported	$0.38	$0.19	$1.15	$0.88	$0.50
Pro forma	0.38	0.08	0.89	0.66	0.38
Diluted income per share
As reported	0.34	0.18	1.06	0.84	0.49
Pro forma	0.34	0.08	0.82	0.63	0.37

      The pro forma effects are computed with option pricing models, using the following weighted average assumptions as of grant date. No options were granted during the three months ended March 31, 2004.

	Years Ended December 31,

	2003	2002	2001

Risk-free interest rate	3.55%	4.57%	5.12%
Expected option life	7 years	8 years	8 years
Dividend yield	0.00%	0.00%	0.00%
Expected volatility of stock price	25.55%	26.01%	25.65%

All per share amounts have been adjusted for stock dividends.

Stock Dividends

      The fair value of shares issued in stock dividends is transferred from retained earnings to common stock, to the extent of available retained earnings. Any excess of fair value over available retained earnings is considered a return of capital. All share and per share amounts are retroactively adjusted for stock dividends.

Reclassifications

      Some items in the prior year financial statements were reclassified to conform to the current presentation.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Per Share

      Basic income per share is net income divided by the weighted average number of common shares outstanding during the period. Diluted income per share includes the dilutive effect of additional potential common shares issuable under stock options. Income per share is restated for all stock splits and dividends through the date of issue of the financial statements including the 5% stock dividend declared May 18, 2004 and distributed June 18, 2004.

Comprehensive Income

      Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as separate components of equity.

Loss Contingencies

      Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash

      The Corporation was required to have $2,841,000, $2,772,000 and $2,872,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at March 31, 2004, December 31, 2003 and December 31, 2002, respectively. These balances do not earn interest.

Dividend Restrictions

      Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Corporation or by the Corporation to stockholders.

Fair Value of Financial Instruments

      Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Adoption of New Accounting Standards

      During 2003, the company adopted FASB Statement 143, Accounting for Asset Retirement Obligations, FASB Statement 145, Rescission of FAS Statement 4, 44 and 64, Amendment to FAS Statement 13, and Technical Corrections, FASB Statement 146, Accounting for Costs Associated with Exit or Disposal Activities, FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the company’s operating results or financial condition.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B —	Securities Available for Sale

      The amortized cost and fair value for securities available for sale and the unrealized gains and losses recognized in accumulated other comprehensive income were as follows (in thousands):

	March 31, 2004

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(Unaudited)
Mortgage backed securities	$1,084	$41	$—	$1,125
Corporate debt securities	7,700	—	—	7,700
FHLMC preferred stock	4,000	—	(304)	3,696

Totals	$12,784	$41	$(304)	$12,521

	December 31, 2003

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

US Treasury securities	$2,011	$2	$—	$2,013
Mortgage backed securities	1,194	31	—	1,225
Corporate debt securities	9,710	—	—	9,710
FHLMC preferred stock	4,000	—	—	4,000

Totals	$16,915	$33	$—	$16,948

	December 31, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

US Treasury securities	$2,005	$2	$—	$2,007
Mortgage backed securities	2,202	90	—	2,292
Municipal Securities	11,388	39	(10)	11,417
Corporate debt securities	2,500	—	—	2,500
FHLMC preferred stock	4,000	—	—	4,000

Totals	$22,095	$131	$(10)	$22,216

      The entire portfolio has an unrealized loss of $263,000 at March 31, 2004. The Bank holds a floating rate issue of preferred stock of the Federal Home Loan Mortgage Corporation that has an unrealized loss of $304,000. This unrealized loss is primarily caused by the floating rate characteristic of this security and its market value is expected to improve as interest rates rise. The Corporation does not expect to realize a loss as a result of holding this security.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The amortized cost and fair value of securities available for sale at March 31, 2004 and December 31, 2003 by contractual maturity are shown below (in thousands). Securities not due at a single maturity date, such as mortgage backed securities and Federal Home Loan Mortgage Corporation preferred stock are shown separately.

	Amortized	Fair
	Cost	Value

	(Unaudited)
March 31, 2004
Due in greater than five years	$7,700	$7,700
Mortgage backed securities	1,084	1,125
FHLMC preferred stock	4,000	3,696

Totals	$12,784	$12,521

	Amortized	Fair
	Cost	Value

December 31, 2003
Due in three months or less	$4,011	$4,013
Due in greater than five years	7,710	7,710
Mortgage backed securities	1,194	1,225
FHLMC preferred stock	4,000	4,000

Totals	$16,915	$16,948

      Sales of available for sale securities for the quarter ended March 31, 2004 and the years ended December 31, 2003 and December 31, 2002 are as follows (in thousands):

	Three Months Ended	Year Ended	Year Ended
	March 31, 2004	December 31, 2003	December 31, 2002

	(Unaudited)
Proceeds	$—	$6,199	$12,044
Gross gains	—	89	138
Gross losses	—	—	—

      Securities having a carrying value of $1,125,000, $1,225,000 and $2,292,000 at March 31, 2004 (unaudited), December 31, 2003 and 2002, respectively, were pledged to the Federal Home Loan Bank of Indianapolis to secure advances.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note C —	Loans, Net

      Major categories of loans included in the portfolio at March 31, 2004, December 31, 2003 and December 31, 2002 are as follows (in thousands):

	March 31,	December 31,	December 31,
	2004	2003	2002

	(Unaudited)
Consumer loans	$25,822	$25,200	$22,170
Commercial, financial, & other	70,190	68,922	46,187
Commercial real estate construction	55,084	50,087	30,083
Commercial real estate mortgages	223,809	208,305	139,243
Residential real estate mortgages	45,878	48,444	29,839

	420,783	400,958	267,522
Allowance for loan loss	(4,632)	(4,314)	(2,875)

	$416,151	$396,644	$264,647

      Certain directors and executive officers of the Corporation, including their related interests, were loan customers of the Bank during the three months ended March 31, 2004 and the years ended December 31, 2003 and December 31, 2002. These loan transactions are as follows (in thousands):

	March 31,	December 31,	December 31,
	2004	2003	2002

	(Unaudited)
Balance, beginning of year	$3,691	$2,751	$3,406
New loans during period	—	2,278	1,170
Repayments made during period	(76)	(1,338)	(1,825)

Balance, end of period	$3,615	$3,691	$2,751

      Activity in the allowance for loan losses for the three month periods ended March 31, and the years ended December 31, are as follows (in thousands):

	Three Months Ended
	March 31,		Years Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)
Balance, beginning of year	$4,314	$2,875	$2,875	$1,922	$1,252
Charge-offs:
Consumer loans	5	5	38	32	43
Commercial, financial & other	—	—	141	141	251
Commercial real estate construction	—	—	50	—	—
Commercial real estate mortgages	—	—	124	—	—
Recoveries:
Consumer loans	—	2	13	9	32
Commercial, financial & other	38	9	30	65	12
Commercial real estate construction	—	—	50	—	—
Commercial real estate mortgages	61	—	—	—	—

Net charge-offs/(recoveries)	(94)	(6)	260	99	250
Additions charged to operations	224	228	1,699	1,052	920

Balance at end of period	$4,632	$3,109	$4,314	$2,875	$1,922

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The aggregate balances in impaired loans at March 31, 2004, December 31, 2003 and December 31, 2002 are as follows (in thousands):

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Impaired loans with no allocated allowance for loan losses	$—	$—	$—
Impaired loans with allocated allowance for loan losses	1,235	1,600	1,855

Total	$1,235	$1,600	$1,855

Amount of the allowance for loan loss allocated	$185	$240	$278
Average of impaired loans during the year	$1,235	$1,767	$1,177
Interest income recognized during impairment	$—	$—	$—
Cash-basis interest income recognized	$—	$5	$7

      Non performing loans were as follows (in thousands):

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Troubled debt restructuring	$—	$—	$—
Over 90 days past due	384	19	86
Non-accrual loans	1,691	2,056	2,641

Total nonperforming assets	$2,075	$2,075	$2,727

      Non performing loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may be included in only one category.

Note D —	Premises and Equipment

      Premises and equipment are comprised of the following at March 31, 2004, December 31, 2003 and December 31, 2002 (in thousands):

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Land and improvements	$1,150	$1,150	$1,102
Building and improvements	6,867	4,060	3,816
Furniture and equipment	2,936	2,860	2,395

	10,953	8,070	7,313
Less accumulated depreciation	2,630	2,516	2,037

	$8,323	$5,554	$5,276

      Depreciation expense for the three months ended March 31, 2004 (unaudited) and the years ended December 31, 2003 and 2002 and 2001 amounted to $115,000, $478,000, $425,000, and $392,000, respectively. During the quarter ended March 31, 2004 (unaudited), the Corporation made expenditures of $2,884,000. The expenditures were primarily due to the purchase and renovation of an operations center in Allen Park, Michigan.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Rent expense for facilities of $130,000, $445,000, $245,000 and $80,000 was incurred during the three months ended March 31, 2004 (unaudited) and the years ended December 31, 2003, 2002 and 2001, respectively. Rental commitments under noncancellable operating leases at year end 2003 are as follows, before considering renewal options that generally are present (in thousands):

2004	$389
2005	371
2006	376
2007	358
2008	334
Thereafter	736

$2,564

Note E —	Deposits

      Major categories of deposits included in the portfolio at March 31, 2004, December 31, 2003 and December 31, 2002 are as follows (in thousands):

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Non-interest bearing:
Demand	$37,097	$39,081	$32,457

Interest bearing:
Checking	$20,634	$24,069	$25,083
Money market	12,785	10,998	13,490
Savings	115,232	126,596	63,677
Time, under $100,000	75,499	65,120	61,331
Time, $100,000 and over	134,657	113,755	66,048

	358,807	340,538	229,629

	$395,904	$379,619	$262,086

      Time deposits of $100,000 or more were $134,657,000, $113,755,000 and $66,048,000 at March 31, 2004 (unaudited), December 31, 2003 and December 31, 2002, respectively. Time deposits of $100,000 or more from governmental units were $61,735,000, $46,580,000 and $13,471,000 at March 31, 2004 (unaudited), December 31, 2003 and December 31, 2002, respectively. Brokered time deposits of $100,000 or more were $2,380,000 and $1,330,000 at March 31, 2004 and December 31, 2003, respectively. There were no brokered deposits at December 31, 2002.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Scheduled maturities of time deposits at March 31, 2004 and December 31, 2003 were as follows (in thousands):

	March 31, 2004

	$100,000 and Over	Less than $100,000	Total

	(Unaudited)
2004	$103,285	$46,842	$150,127
2005	24,973	25,877	50,850
2006	201	725	926
2007	716	498	1,214
2008	4,875	1,419	6,294
2009	607	138	745

Totals	$134,657	$75,499	$210,156

	December 31, 2003

	$100,000 and Over	Less than $100,000	Total

2004	$95,842	$50,668	$146,510
2005	12,375	12,235	24,610
2006	201	314	515
2007	493	494	987
2008	4,844	1,409	6,253

Totals	$113,755	$65,120	$178,875

      Related party deposits from directors and executive officers of the Corporation were approximately $4,048,000, $3,731,000 and $3,558,000 at March 31, 2004, December 31, 2003 and 2002, respectively.

Note F —	Federal Funds Purchased

      The Bank has entered into federal funds credit lines with other banks in the amount of $15,000,000 to provide additional flexibility in the daily management of liquidity. There were no federal funds purchased at March 31, 2004, December 31, 2003 and December 31, 2002, respectively.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note G — Federal Home Loan Bank Advances

      The Bank has entered into an Advances, Pledge and Security Agreement with the Federal Home Loan Bank of Indianapolis. Advances were $20,638,000 and $20,660,000 at December 31, 2003 and 2002, respectively. These advances carry a fixed rate of interest and are secured by a blanket collateral agreement with the Federal Home Loan Bank of Indianapolis covering eligible mortgage loans in the amount of $48,796,000 and $43,929,000 and securities available for sale in the amount of $1,125,000 and $1,225,000 at March 31, 2004 and December 31, 2003, respectively. Federal Home Loan Bank advances are comprised of the following at March 31, 2004 and December 31, 2003 (in thousands):

		Weighted
		Average
Advance Date	Amount	Rate	Maturity Date

2001	$10,000	4.28%	2006
2001	5,000	4.54%	2007
2001	5,000	4.68%	2008
2002	638	4.01%	2007

	$20,638	4.43%

      The Bank makes monthly interest payments with principal generally due at maturity. Required principal payments at March 31, 2004 and December 31, 2003 are $10.0 million in 2006, $5.6 million in 2007 and $5.0 million in 2008. Prepayment penalties apply if advances are repaid prior to maturity. The Bank’s capacity to borrow from the Federal Home Loan Bank is capped at $60 million by a resolution of the Board of Directors of the Bank.

Note H — Subordinated Debentures

      The Corporation issued $10,000,000 of floating rate obligated mandatory redeemable securities through Dearborn Bancorp Trust I, a special purpose entity as part of a pooled offering. The interest rate is the three month LIBOR plus 3.35% and was 4.47% and 4.50% at March 31, 2004 and December 31, 2003, respectively. The securities have a term of thirty years. The Corporation may redeem the securities after five years, with regulatory approval, at face value.

      Prior to 2003, the trust was consolidated in the Corporation’s financial statements, with the trust preferred securities issued by the trust reported in liabilities as “trust preferred securities”. Under new accounting guidance, FASB interpretation No. 46, as revised in December 2003, the trust is no longer consolidated with the Corporation. Accordingly, the Corporation does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Corporation and held by the trust, as these are no longer eliminated in consolidation. Since the amount of the trust preferred securities and the subordinated debentures was the same, the effect of no longer consolidating the trust does not change the amounts reported as the Corporation’s assets, liabilities, equity or interest expense. Accordingly, the amounts previously reported as “trust preferred securities” have been recaptioned “subordinated debentures” and continue to be presented in the liabilities on the balance sheet.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note I — Income Taxes

      The federal tax provision consists of the following (in thousands):

	Three Months Ended	Years Ended December 31,
	March 31,
	2004	2003	2002	2001

	(Unaudited)
Current	$472	$2,338	$1,718	$1,150
Deferred	129	(531)	(361)	(348)

	$601	$1,807	$1,357	$802

      The details of the net deferred tax asset are as follows at March 31, 2004, December 31, 2003 and December 31, 2002 (in thousands):

		Years Ended
	Three Months Ended	December 31,
	March 31,
	2004	2003	2002

	(Unaudited)
Deferred tax assets
Provision for loan losses	$1,132	$1,346	$877
Net unrealized losses on securities available for sale	89	—	—
Mark to market on loans held for sale	—	10	44
Other	25	133	56

Total deferred tax assets	1,246	1,489	977
Deferred tax liabilities
Deferred loan fees and costs	(101)	(121)	(175)
Premises and equipment	(62)	(76)	(42)
Net unrealized gains on securities available for sale	—	(11)	(41)
Other	—	(2)	—

Total deferred tax liabilities	(163)	(210)	(258)

Net deferred tax asset (liability)	$1,083	$1,279	$719

      The effective federal tax rate is substantially the same as the statutory rate of 34%.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note J — Financial Instruments and Off-Balance Sheet Risk

Fair Value of Financial Instruments

      The estimated fair value of the Corporation’s financial instruments at December 31, are as follows (in thousands):

	2003		2002

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Assets:
Cash and cash equivalents	$21,148	$21,148	$19,450	$19,450
Loans held for sale	1,505	1,535	9,852	10,070
Securities	16,948	16,948	22,216	22,216
Federal Home Loan Bank Stock	1,073	1,073	1,033	1,033
Loans	396,644	401,218	264,647	269,695
Accrued interest receivable	1,461	1,461	1,260	1,260
Liabilities:
Deposits	$379,619	$380,940	$262,086	$263,342
Federal Home Loan Bank advances	20,638	21,427	20,660	21,356
Subordinated debentures	10,000	10,000	10,000	10,000
Accrued interest payable	754	754	609	609

      The following methods and assumptions were used by the Corporation in estimating its fair value disclosure for financial instruments:

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently or fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, and was not considered material to this presentation.

Off-Balance-Sheet Risk

      The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated financial statements.

      Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those items. The Corporation generally requires collateral to support such financial instruments in excess of the contractual notional amount of those instruments and, therefore, is in a fully collateralized position.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Corporation had outstanding loan commitments aggregating $83,733,000, $76,300,000 and $54,822,000 at March 31, 2004, December 31, 2003 and December 31, 2002, respectively. Loan commitments for variable rate loans were $70,411,000 and $48,385,000 at December 31, 2003 and 2002, respectively. Loan commitments for fixed rate loans were $5,889,000 and $6,437,000 at December 31, 2003 and 2002, respectively. The fixed rate loan commitments at December 31, 2003 have interest rates ranging from 4.47% to 14.75% and maturities ranging from one year to five years. A distribution of outstanding loan commitments by contractual maturity is shown below (in thousands):

	Commitment Period

	Less than	One to	Four to	Over
	One Year	Three Years	Five Years	Five Years	Totals

	(Unaudited)
At March 31, 2004
Home equity lines of credit	$68	$129	$364	$12,543	$13,104
Residential loan commitments	1,214	—	—	—	1,214
Standby letters of credit	890	—	3,000	—	3,890
Commercial lines of credit	25,936	588	378	—	26,902
Other commercial commitments	23,785	12,889	63	1,926	38,663

Totals	$51,893	$13,606	$3,805	$14,469	$83,773

	Commitment Period

	Less than	One to	Four to	Over
	One Year	Three Years	Five Years	Five Years	Totals

At December 31, 2003
Home equity lines of credit	$20	$105	$251	$12,993	$13,369
Residential loan commitments	1,602	—	—	—	1,602
Standby letters of credit	776	—	3,000	—	3,776
Commercial lines of credit	24,445	555	352	3	25,355
Other commercial commitments	20,269	9,395	235	2,299	32,198

Totals	$47,112	$10,055	$3,838	$15,295	$76,300

	Commitment Period

	Less than	One to	Four to	Over
	One Year	Three Years	Five Years	Five Years	Totals

At December 31, 2002
Home equity lines of credit	$400	$102	$179	$10,546	$11,227
Residential loan commitments	1,817	—	—	—	1,817
Standby letters of credit	286	—	3,000	—	3,286
Commercial lines of credit	10,767	1,362	300	—	12,429
Other commercial commitments	16,817	9,101	145	—	26,063

Totals	$30,087	$10,565	$3,624	$10,546	$54,822

      Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since portions of the commitments are expected to expire without be drawn upon, the total commitments do not necessarily represent future cash requirements.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Corporation evaluates each customer’s credit worthiness on a case by case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer.

Note K — Employee Benefit Plans

      On January 1, 1996, the Bank established a 401(k) plan for its employees. All employees are eligible to participate in the 401(k) after completion of age and service requirements. An employee can be enrolled as a participant on the first “Enrollment Date” after reaching age 21 and completing six months of service.

      Contributions to the plan by the Bank are discretionary and are expensed as made. As of October 1, 1998, the Bank began matching 50% of the first 6% of employee contributions to the plan. Employer contributions vest 20% per year for five years. During the quarter ended March 31, 2004, and the years ended December 31, 2003, December 31, 2002 and December 31, 2001, employer contributions were $30,000, $124,000, $62,000 and $49,000, respectively.

Note L — Regulatory Matters

      The Corporation and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and, additionally for the Bank, the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. At March 31, 2004, December 31, 2003 and December 31, 2002, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a presentation of the Corporation’s and Bank’s regulatory capital ratios (in thousands):

					Minimum to Be
					Well Capitalized
			Minimum for		Under Prompt
			Capital Adequacy		Corrective Action
	Actual		Purposes		Regulations

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Unaudited)
As of March 31, 2004
Total capital (to risk weighted assets)
Consolidated	$50,355	11.6%	$34,766	8.0%	$43,457	10.0%
Bank	45,225	10.5%	34,393	8.0%	42,991	10.0%
Tier I capital (to risk weighted assets)
Consolidated	45,723	10.5%	17,383	4.0%	26,074	6.0%
Bank	40,593	9.4%	17,197	4.0%	25,795	6.0%
Tier I capital (to average assets)
Consolidated	45,723	10.1%	18,087	4.0%	22,609	5.0%
Bank	40,593	9.1%	17,836	4.0%	22,295	5.0%
As of December 31, 2003
Total capital (to risk weighted assets)
Consolidated	$48,893	11.8%	$33,237	8.0%	$41,547	10.0%
Bank	42,763	10.5%	32,701	8.0%	40,877	10.0%
Tier I capital (to risk weighted assets)
Consolidated	44,579	10.7%	16,639	4.0%	24,928	6.0%
Bank	38,449	9.4%	16,351	4.0%	24,526	6.0%
Tier I capital (to average assets)
Consolidated	44,579	10.2%	17,460	4.0%	21,825	5.0%
Bank	38,449	9.0%	17,113	4.0%	21,391	5.0%
As of December 31, 2002
Total capital (to risk weighted assets)
Consolidated	$43,486	15.1%	$23,075	8.0%	$28,844	10.0%
Bank	29,819	10.7%	22,249	8.0%	27,811	10.0%
Tier I capital (to risk weighted assets)
Consolidated	40,611	14.1%	11,538	4.0%	17,306	6.0%
Bank	26,944	9.7%	11,124	4.0%	16,687	6.0%
Tier I capital (to average assets)
Consolidated	40,611	13.2%	12,318	4.0%	15,398	5.0%
Bank	26,944	8.9%	12,066	4.0%	15,082	5.0%

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note M — Stock Option Plan

      Options to buy common stock are granted to officers and employees under an Incentive Stock Option Plan which provides for issue of up to 747,795 shares. Exercise price is the market price at date of grant. The maximum option term is ten years, and options vest fully after six months from the date of grant. If an option expires or terminates without having been exercised, such option becomes available for future grant under the Plan.

      A summary of the option activity is as follows:

				Weighted
			Weighted	Average Fair
			Average	Value of
	Available	Options	Exercise	Options
	for Grant	Outstanding	Price	Granted

Outstanding at January 1, 2001	434,089	261,025	$7.47
Granted	(137,934)	137,934	6.41	$2.95
Exercised	—	(19,700)	6.54

Outstanding at December 31, 2001	296,155	379,259	7.13
Granted	(176,246)	176,246	8.60	4.30
Exercised	—	(21,074)	5.73

Outstanding at December 31, 2002	119,909	534,431	7.72
Forfeited	4,630	(4,630)	15.90
Granted	(124,539)	124,539	16.00	5.98
Exercised	—	(63,383)	7.05

Outstanding at December 31, 2003	—	590,957	9.48
Exercised	—	(18,586)	9.45

Outstanding at March 31, 2004 (Unaudited)	—	572,371	$9.49

      Options outstanding at December 31, 2003 were as follows:

	Outstanding			Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Number	Life	Price	Number	Price

$5.08 – $10.70	440,950	6.3 years	$7.55	440,950	$7.55
$11.44 – $19.63	150,007	9.0 years	$15.15	145,378	$15.05

Totals	590,957	7.0 years	$9.10	586,328	$9.41

      At March 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001, 572,371, 586,328, 504,333 and 365,858 options were exercisable at weighted average exercise prices of $9.49, $9.41, $7.49 and $6.58 per share, respectively. On March 31, 2004, there were no shares available for grant.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note N — Earnings Per Share

      The following is a reconciliation of the numerator and denominator of the basic and diluted income per share calculation for the three months ended March 31, 2004 and for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands, except per share data):

	Three Months	Three Months
	Ended	Ended	Years Ended December 31,
	March 31,	March 31,
	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)
Basic
Net income	$1,174	$580	$3,521	$2,647	$1,539
Weighted average common shares	3,100,514	3,031,901	3,062,361	3,010,287	3,114,405
Basic earnings per common share	$0.38	$0.19	$1.15	$0.88	$0.50
Diluted
Net income	$1,174	$580	$3,521	$2,647	$1,539
Weighted average common shares outstanding for basic earnings per common share	3,100,514	3,031,901	3,062,361	3,010,287	3,114,405
Add: Dilutive effects of assumed exercise of stock options	318,132	243,512	265,425	154,301	65,433
Average shares and dilutive potential common shares	3,418,646	3,275,413	3,327,786	3,164,588	3,179,838
Diluted earnings per common share	$0.34	$0.18	$1.06	$0.84	$0.49

      Stock options for 4,630, 30,098 and 108,383 shares of common stock were not considered in computing diluted earnings per common share for 2003, 2002 and 2001 because they were antidilutive. There were no antidilutive shares for the three months ended March 31, 2004 (unaudited). All share and per share amounts have been adjusted for stock dividends.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note O — Parent Only Condensed Financial Information

      The condensed financial information that follows presents the financial condition of the parent company, Dearborn Bancorp, Inc., along with the results of its operations and its cash flows.

CONDENSED BALANCE SHEETS

		December 31,
	March 31,
	2004	2003	2002

	(Unaudited)

	(In thousands)
ASSETS
Cash and cash equivalents	$665	$712	$4,156
Securities, available for sale	2,490	4,500	7,370
Investment in subsidiary	40,620	38,471	27,030
Other assets	2,076	2,101	2,169

Total assets	$45,851	$45,784	$40,725

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$101	$1,183	$34
Subordinated debentures	10,000	10,000	10,000
Stockholders’ equity	35,750	34,601	30,691

Total liabilities and stockholder’s equity	$45,851	$45,784	$40,725

CONDENSED STATEMENTS OF INCOME

	Three Months	Three Months	Years Ended December 31,
	Ended	Ended
	March 31, 2004	March 31, 2003	2003	2002	2001

	(Unaudited)	(Unaudited)

	(In thousands)
Interest income	$63	$54	$121	$113	$507
Operating expenses	(234)	(156)	(604)	(162)	(309)

Net income (loss) before equity in undistributed income of subsidiary	(171)	(102)	(483)	(49)	198
Equity in undistributed income of subsidiary	1,345	682	4,004	2,696	1,341

Net income	$1,174	$580	$3,521	$2,647	$1,539

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Three Months	Three Months	Years Ended December 31,
	Ended	Ended
	March 31, 2004	March 31, 2003	2003	2002	2001

	(Unaudited)	(Unaudited)

	(In thousands)
Cash flows from operating activities
Net income	$1,174	$580	$3,521	$2,647	$1,539
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiary	(1,345)	(682)	(4,004)	(2,696)	(1,341)
Other	(47)	83	1,213	(150)	(42)

Net cash flows provided by (used in) operating activities	(218)	(19)	730	(199)	156
Cash flows from investing activities
Investment in subsidiary	(1,000)	—	(7,500)	(6,000)	(2,000)
Purchases of securities, available for sale	—	(1,235)	(1,235)	(6,380)	(10,007)
Maturity of securities, available for sale	2,000	(300)	4,115	5,354	11,089
Sale of securities, available for sale	—	—	—	—	4,001
Property and equipment acquired	—	—	—	(56)	(318)

Net cash flows provided by (used in) investing activities	1,000	(1,535)	(4,620)	(7,082)	2,765
Cash flows from financing activities
Proceeds from sale of common stock	171	78	446	121	125
Purchase of treasury stock	—	—	—	—	(1,743)
Proceeds from subordinated debentures	—	—	—	10,000	—
Reduction of mortgage payable	—	—	—	—	(467)
Repayments of purchased funds	(1,000)	—	—	—	—

Net cash flows provided by (used in) financing activities	(829)	78	446	10,121	(2,085)

Increase (decrease) in cash and cash equivalents	(47)	(1,476)	(3,444)	2,840	836
Cash and cash equivalents at beginning of year	712	4,156	4,156	1,316	480

Cash and cash equivalents at end of year	$665	$2,680	$712	$4,156	$1,316

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note P — Quarterly Financial Data (Unaudited)

				Net Income Per
				Share
		Net
	Interest	Interest	Net		Fully
	Income	Income	Income	Basic	Diluted

	(In thousands, except per share data)
2004
First quarter	$6,498	$4,484	$1,174	$0.38	$0.34
2003
First quarter	$5,317	$3,012	$580	$0.19	$0.18
Second quarter	5,732	3,489	759	0.25	0.23
Third quarter	6,116	4,145	1,010	0.33	0.30
Fourth quarter	6,399	4,287	1,172	0.38	0.35
2002
First quarter	$3,993	$2,269	$477	$0.16	$0.16
Second quarter	4,449	2,520	526	0.17	0.16
Third quarter	4,801	2,916	868	0.29	0.28
Fourth quarter	5,016	3,049	776	0.26	0.24

•	You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and our underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

•	We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

•	You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

•	This prospectus does not constitute an offer to sell, or the solicitation of any offer to buy, any securities other than the securities to which it relates.

1,265,000 Shares

Common Stock

PROSPECTUS

Oppenheimer & Co.

Howe Barnes Investments, Inc.

July 20, 2004